1/7

08000104

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME IAWS Group, Plc

*CURRENT ADDRESS 151 Thomas Street
Dublin 8
Ireland

**FORMER NAME

**NEW ADDRESS

PROCESSED
JAN 10 2008
THOMSON FINANCIAL

FILE NO. 82- 35148 FISCAL YEAR 7/31/07

- Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☒
12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐
DEF 14A (PROXY) ☐

OICF/BY: mac
DAT : 1/8/08

DLA PIPER

DLA Piper US LLP
203 North LaSalle Street, Suite 1900
Chicago, Illinois 60601-1263
www.dlapiper.com

Hal M. Brown
hal.brown@dlapiper.com
T 312.368.4012
F 312.630.5399

082-35748

January 3, 2008

OVERNIGHT DELIVERY

Ms. Mary Casio
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628 CF/OICF
Washington, D.C. 20549

Re: Application for Exemption Pursuant to Rule 12g3-2(b) by IAWS GROUP, PLC

Dear Ms. Casio:

Pursuant to our telephone conversation this afternoon, I am enclosing a copy of the entire Annual Report for the year ended July 31, 2007, including financial statements for the year then ended, that was sent by IAWS to its shareholders on or about November 2, 2007.

If we can provide anything with respect to the application of IAWS, please feel free to call me.

Thank you for your assistance in this matter.

Very truly yours,

DLA Piper US LLP

Hal M. Brown

HMB:gh
Enclosures

CHGO1\30784597.1

082-35148

RECEIVED

2007 ... -7 A 3:27

1-21-07
AR/S

IAWS
GROUP plc



Annual Report and Accounts 2007



Corporate profile

IAWS Group plc is an international lifestyle food company with operations in North America and Europe. The Lifestyle Foods business focuses on niche high quality growth segments of the bakery and convenience food markets.

IAWS Group plc is the majority shareholder in Origin Enterprises plc, a leading player in the Agri Nutrition sector in Ireland and the UK and which has leading Ambient Food and Cereal Milling businesses in Ireland.

IAWS Group plc is listed on the Dublin and London Stock Exchanges and has been publicly quoted since 1988.

Dublin ticker symbol: IAW.ID London ticker symbol: IAW.LN Website: www.iaws.com

"IAWS Group, plc has had an excellent year with strong underlying growth across the entire business. This has been a transformational year for the Group with our largest ever acquisition, that of Otis Spunkmeyer in the US, followed by the successful Initial Public Offering ("IPO") of Origin Enterprises plc ("Origin") in June. We also successfully placed US$450m of long term debt with an average maturity of 9.2 years. The combination of the long term debt placing together with the release of €256m in cash from Origin has considerably strengthened the Group's financial position.

"The rapid rise in grain and food costs augurs well for the future growth of Origin. The same circumstances will be challenging for all food companies coping with food inflation at unprecedented levels. Our Lifestyle Foods business proposition to consumers conveys substantial benefits over cost and we remain confident that our business model will continue to generate growth."

Owen Killian, *Chief Executive Officer*

Contents







Financial highlights

	2007 €'000	2006 €'000	Change
Group revenue	**1,907,619**	1,557,305	22.5%
Group operating profit*	**146,448**	111,815	31.0%
Share of associates and JV^	**26,656**	25,653	3.9%
Operating profit incl. associates and JV*	**173,104**	137,468	25.9%
Pre tax profits*	**143,005**	123,539	15.8%
Diluted earnings per share* (cent)	**94.17**	81.60	15.4%
Dividend per share (cent)	**15.31**	13.49	13.5%
Free cash excluding disposals	**136,589**	100,651	35.7%

EPS growth

	2007	2006	2005	2004	2003
Diluted earnings per share (cent)* **	**94.17**	81.60	71.89	63.41	54.12
Year-on-year growth	**15%**	14%	13%	17%	18%

Cash flow

	2007 €'000	2006 €'000	2005 €'000	2004 €'000	2003 €'000
Free cash excluding disposals	**136,589**	100,651	83,510	80,633	73,532
Acquisition / development expenditure	**548,868**	111,006	158,113	79,927	82,418


Group revenue (€m)
Total operating profit (€m)* **
Free cash flow (pre disposal €m)
EPS (cent)* **
Group operating margin (%)
173.1
136.6
94.2
1,557
81.6
7.20
120.1
71.9
1,408
105.6
80.6
63.4
1,276
92.6
1,231
2007
2006
2005
2004
2003

* *Pre intangible amortisation and exceptional items.*

^ *Net of interest and tax.*

** *2003 to 2005 are recalculated for IFRS at the same growth rates as UK GAAP.*





Denis Lucey, Chairman

Chairman's statement

The 2007 financial year has been one of significant development for IAWS Group, plc. Group revenue grew by 22.5 per cent to €1.9bn and group operating profit* 31.0 per cent to €146.4m, while pre tax profits* increased by 15.8 per cent to €143.0m. Adjusted fully diluted earnings per share* grew by 15.4 per cent year-on-year to 94.17 cent.

In October 2006, IAWS announced its intention to create Origin Enterprises plc ("Origin") to develop a specialist focus around the original core Agri and non Lifestyle Foods businesses of the Group. Origin subsequently completed an Initial Public Offering ("IPO") of approximately 25 per cent of its share capital in June 2007. Origin continues to form an important part of the activities and interests of the Group.

On behalf of the Board of IAWS Group, plc we congratulate Tom O'Mahony (Origin CEO) and his team on their successful IPO and look forward to working with them to maximise the potential of Origin into the future.

The Origin businesses performed well during the year with revenue increasing by 8.9 per cent to €889.4m while operating profits* were up by 9.9 per cent at €38.1m.

In November 2006, the Group made its largest acquisition with the purchase of Otis Spunkmeyer. Otis Spunkmeyer is a leading brand in the sweet baked goods market in the US, directly servicing 60,000 customers across the country. The business is an excellent strategic fit for IAWS and has made a very strong contribution in the nine months since acquisition.

Overall, the Food business performed very well, increasing revenue by 37.5 per cent to over €1bn. Operating profit* from the Lifestyle Foods business was €108.3m compared to €77.1m in 2006, an increase of 40.4 per cent.

During the year, the Group commenced work on a new purpose built Centre of Excellence in Grangecastle, County Dublin, which is designed to help fuel the continued growth of IAWS' Irish and international Lifestyle Foods business. This €200m project is progressing on schedule with an expected completion date towards the end of the 2008 calendar year.

2007 saw another strong contribution from the Group's associates and joint venture amounting to €26.7m in the year. This represents an increase of 3.9 per cent over 2006.





Board changes

On 27 July 2007, Dr. Patrick Wall announced his retirement from the Board. We would like to thank Patrick for his considerable contribution during a period of important development for IAWS.

Mr. Philip Lynch, Mr. David Martin and Mr. Tom O'Mahony have announced their intentions to retire from the Board at the 2007 AGM, without seeking re-election.

On behalf of the Board, I would like to thank Philip for his leadership and contribution as CEO, Chairman and Board member. Similarly, I thank David for his very significant contribution as Group Finance Director and Board member.

Tom O'Mahony is stepping down from the Board to focus on his new role as Chief Executive of Origin.

Hugo Kane was appointed Chief Operations Officer during the year which is timely and appropriate given the future food focus of the Group.

Management and staff

IAWS' management and staff are the key drivers of the sustained success of the Group. On behalf of the Board, I would like to acknowledge their talent, hard work and commitment which has continued to drive the growth of the business in this exceptional year for IAWS. I would also like to congratulate Owen Killian, CEO, for his strategic vision and strong leadership.

Following the strategic repositioning of Origin and the acquisition of Otis Spunkmeyer in the US, the Group has improved focus and better product and geographic diversification. As a result, I believe IAWS Group, plc is well positioned to deliver sustainable growth.

Denis Lucey
Chairman

24 September 2007

** EPS, pre tax and operating profit are stated here before intangible amortisation and exceptional items.*



Review of business operations

Owen Killian, Chief Executive Officer

The Group's record of consistent double-digit growth was maintained in a transformational year. There was strong underlying growth in the core Lifestyle Foods business and substantial scale was achieved in the North American business. The Group successfully completed its largest ever acquisition, Otis Spunkmeyer, which made an excellent contribution to the Group in its first nine months. Origin Enterprises was listed on the IEX / AIM stock markets raising €100m of development capital to fund future growth.

Highlights of the year included:

- Strong underlying growth in Lifestyle Foods
- Substantial scale achieved in North American market
- The Group's largest ever acquisition - Otis Spunkmeyer
- US$450m long term debt placing
- Successful Origin IPO raises €100m development capital
- €256m in cash released from Origin to IAWS
- New underlying growth dynamic for Origin
- Cash acquisition spend of €459.9m and capex of €89.0m
- Commenced development of innovative European facility
- Free cash flow grows 36 per cent to €136.6m
- Year-end net debt to EBITDA, excluding Origin, ratio 2.4 times.

The Group is now reporting in three segments, Food North America, Food Europe and Origin. This segmental analysis reflects the changed profile of the Group and the comparative period has been restated accordingly.

We are differentiated by the commitment, passion and professionalism of our people who are dedicated to serving our customers in the exciting and dynamic market niches where we operate.

Outlook

The Group has made substantial investment in the period and the business is now well positioned in all its markets. Food inflation is now a reality and a challenge for all food companies operating in this area. We remain confident that our business model will continue to deliver benefits to our customers and that we are well placed to achieve future growth.

Owen Killian
Chief Executive Officer

24 September 2007







Food brands

Food Europe

Cuisine de France offers the consumer traditional French breads, pastries and also a wide range of continental-style breads, confectionery and hot savoury items. Cuisine de France provides a complete bake-off solution primarily to the retail industry, as well as staff training and category management to enable the timely delivery of ready-to-bake products.

Delice de France supplies high quality continental breads, viennoiserie, savoury and confectionery products, including hospitality goods, primarily to the foodservice and catering industry. The business offers premium solutions tailored to meet future customer and consumer needs. It is the UK's leading provider of innovative and authentic continental bakery products to the foodservice trade.

Pierre's is an established market leading brand providing a hot food solution to the retail and foodservice markets in Ireland. Pierre's supplies a versatile range of products for all channels and eating occasions.

Carroll Cuisine is one of the leading suppliers of chilled hams, sandwich fillings, ready meals and specialty products to both the foodservice and retail markets in Ireland.

Coup de Pates is the principal brand of Groupe Hubert, a leading developer and distributor of bakery products to the bakery, craft and foodservice sectors in France. Groupe Hubert offers its customers over 700 bread, viennoiserie, patisserie, traiteur and reception products.

Food North America

Otis Spunkmeyer is a leading, premium fresh baked goods brand in its US market categories. An iconic brand, it has strong recognition and awareness across a national customer base in the foodservice and retail channels.

La Brea Bakery is widely credited as the pioneer and leader of the artisan bread movement in America. La Brea Bakery offers a wide assortment of rustic breads ranging from baguettes and loaves to sandwich and dinner rolls.



Food North America

	2007 €'000	2006 €'000	Change
Revenue	**369,131**	139,072	165.4%
Operating profit*	**41,745**	16,631	151%

** before intangible amortisation and exceptional items*

The Group has made substantial investment in developing its Lifestyle Foods business in the North American value-added bakery market through acquisition and capital investment in recent years. This has created an operation of substantial scale with iconic brands and a national reach in the USA.

Category leadership has been established in artisan breads and sweet baked goods. The acquisition of La Brea Bakery in 2001 enabled the Group to grow category leadership nationally in artisan bread while the Otis Spunkmeyer acquisition gives leadership in sweet baked goods.

Revenues in the US have now reached an annualised $600m or 5 per cent of the $12bn value-added bakery market. In the year under review, revenue grew by 165.4 per cent to €369.1m, including an excellent contribution from Otis Spunkmeyer of €220.1m for the nine month period since acquisition. Operating profits* in North America were up 151.0 per cent at €41.7m for the year. Otis Spunkmeyer contributed a strong €22.1m, making the acquisition earnings accretive for the Group in its first nine months.

Underlying growth in La Brea Bakery continued at a high rate with revenues increasing by 15.2 per cent to €149.0m while operating profits rose by 17.8 per cent to €19.6m after allowing for foreign currency fluctuations. Innovative product development based on lifestyle trends and growing brand awareness continue to drive superior growth in this dynamic category. This, together with ongoing capital investment in the Group's unique bakery technology, enables La Brea to maximise opportunities arising from growth trends favourable to freshly baked artisan bread.

The acquisition of Otis Spunkmeyer has been an excellent strategic fit, giving the Group new levels of reach and scale in North America by virtue of













Food North America

its extensive US production capabilities and distribution infrastructure. In North America, the Lifestyle Foods business has 2,368 employees, 53 direct store delivery ("DSD") points and seven manufacturing facilities.

These extensive infrastructure and production capabilities service over 300 DSD routes and over 70,000 DSD customers.

The Lifestyle Foods business has well invested unique bakery assets which provide a substantial platform for growth. The Group now has strength and depth in both the foodservice and retail markets. Foodservice and retail have an equal share of the US value-added bakery market.

The ongoing investment programme in North America has given the Group an unrivalled route to market with category leadership, superior branded concepts, high quality products and unique supply chain capabilities. Our business model conveys substantial benefits over costs for customers which, together with a proven management team, positions the Group favourably for further development and growth in North America.

Food North America locations


Export, PA
Swedesboro, NJ
San Leandro, CA
Los Angeles, CA
Los Angeles, CA
Cayce, SC
Austin, TX
Manufacturing
DSD
Not Shown: IAWS and Tim Hortons JV in Brantford, Ontario

North American Market	
No. of Consumers	296m
Revenue	$600m (pro forma)
Per Capita Revenue	$2
Employees	2,368
Manufacturing	7
DSD Facilities	53
No. of DSD Routes	> 300
DSD Customers	> 70,000





Food Europe

	2007 €'000	2006 €'000	Change
Revenue	649,125	601,362	7.9%
Operating profit*	66,576	60,494	10.1%

** before intangible amortisation and exceptional items*

Revenue in Food Europe which comprises the Lifestyle Foods businesses in Ireland, the UK and France, increased to €649.1m. This reflects revenue growth of 7.9 per cent (underlying revenue growth of 7.3 per cent). Operating profit* in Food Europe increased by 10.1 per cent to €66.6m.

The Group estimates that there is a €90bn bakery market in Western Europe within which there is a €13bn value-added bakery market. The Lifestyle Foods business has an extensive product range in the value-added bakery market. The Group estimates that the value-added bakery market is growing at a rate of 4.5 per cent. In Europe, the Lifestyle Foods business has 2,170 employees, 23 DSD points and three manufacturing facilities. This extensive infrastructure and production capability services over 300 DSD routes and over 50,000 DSD customers.

The Group has considerable strength and depth in both the foodservice and retail markets. In retail, the Lifestyle Foods business offers value-added concepts through focusing on space profitability and differentiated offerings that satisfy consumers' continuous demand for high quality, appealing and convenient products. In foodservice, the Group offers solutions to our customers to maximise their profitability through focusing on menus, lower staff costs, less baking time and minimal product waste.













Food Europe

In both retail and foodservice, the Group offers an excellent value proposition which provides our customers with substantial benefits over costs. The Lifestyle Foods business continual focus and investment in concept and product development will ensure our value proposition to customers continues. This focus and investment on concept and product development is the primary driver for growth.

To further underpin this growth the Lifestyle Foods business is currently constructing a new world class facility at Grangecastle, Dublin, Ireland. Construction work has commenced on the site and €53m has been invested in the year under review. The commissioning of the facility will commence at the end of the current financial year and the benefits from this investment will be delivered from 2009 onwards.

The Group has invested in food infrastructure, production capabilities and a proven management team, which will underpin its successful business model and its future growth.

Food Europe locations



Letterkenny
Lisburn
Bellshill
Galway
Dublin
Tullamore
Cork
Stone
Cambridge
Bristol
Southall
Lille
Lisieux
Paris
Metz
Belfort
Nantes
Moulins
Limoges
Lyon
Bordeaux
Toulouse
Béziers
Marseille

Food Europe Market	
No. of Consumers	126.4m
Revenue	€649m
Per Capita Revenue	€5
Employees	2,170
Manufacturing	3
DSD Facilities	23
No. of DSD Routes	> 300
DSD Customers	> 50,000

Origin Enterprises plc

	2007 €'000	2006 €'000	Change
Revenue	**889,363**	816,871	8.9%
Operating profit*	**38,127**	34,690	9.9%

** before intangible amortisation and exceptional items*

Origin revenue was up 8.9 per cent at €889.4m (€816.9m). Operating profit* increased by 9.9 per cent to €38.1m from €34.7m.

Origin established a €350m credit facility during the period and raised €100m of development capital through the IPO of 25 per cent of its shares on the IEX / AIM stock markets. This development capital will facilitate the investment by Origin in future growth.

Origin made a good contribution to the Group during the period and shows a potential new growth dynamic arising from the renewed focus on the Origin businesses. Origin has a dedicated management resource to unlock value from its development property sites. Following the year-end, Origin acquired a controlling interest in Odlums for €35m and assumed €22m of debt.





Financial review

Accounting policies

The 2007 Group financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and their interpretations issued by the International Accounting Standards Board (IASB) as adopted by the EU.

Following the IPO of 25 per cent of Origin Enterprises plc, and along with the creation of the Origin Long Term Incentive Plan described in Note 8, IAWS now owns 71.4 per cent of the Ordinary Share Capital of Origin. The Group continues to consolidate Origin as a subsidiary undertaking. A share of the profits of Origin are attributable to minority interests and presented as such in the Group income statement.

Analysis of results

Comprehensive commentary on Group revenue and operating profit by segment for 2007 is included in the Review of business operations on pages 6 to 15.

Key performance indicators

The Group considers the following measures to be important indicators of the underlying performance of the business:

*Adjusted fully diluted earnings per share (EPS)**

The Group reported an increase of 15.4 per cent in diluted earnings per share* for the year ending 31 July 2007 to 94.17c compared to 81.60c in the previous year. The adjusted profit for the financial year was €120.6m compared with €103.7m in 2006 - this was before an increased amortisation charge of €15.9m compared to €7.1m in the previous year.

Revenue

Group revenue was 22.5 per cent higher at €1.9 bn. The Food business achieved revenues of €1.0 bn, an increase of 37.5 per cent. Food North America reported revenue growth of 165.4 per cent. This includes nine months of revenue from Otis Spunkmeyer (€220.1m) and an increase in underlying revenues at La Brea Bakery of 15.2 per cent. Food Europe delivered underlying revenue growth of 7.3 per cent to €649.1m. Origin reported revenue growth of 8.9 per cent to €889.4m.

*Operating profit**

Group operating profit* increased by 31 per cent to €146.4m. The operating profit* from the Food business was €108.3m compared to €77.1m in 2006 – an increase of 40.4 per cent. Origin delivered a good performance with operating profits* of €38.1m which is 9.9 per cent higher than last year.

**EPS and operating profit are stated before intangible amortisation and exceptional items*

Return on investment

Return on investment for the Group was 11.4 per cent in 2007 compared to 15.1 per cent in the previous year. The return on investment in the Lifestyle Foods business decreased from 14.2 per cent to 10.0 per cent due to the €53m investment in the Grangecastle facility and a €460m investment in Otis Spunkmeyer with only 9 months of contribution. The Origin return on investment increased from 17.9 per cent to 18.8 per cent.

Free cash flow

During the year, due to strong underlying performance and cash management, the Group's free cash flow increased by 36 per cent to €136.6m.

Exceptional items

Total profit in the financial year includes an exceptional gain of €22.7m (before tax). This consists, primarily, of a net gain on dilution of Origin of €44.2m offset by pension exit costs and losses on the termination and disposal of operations of €21.3m. Total profit for the financial year in 2006 included an exceptional gain of €1.3m arising, primarily, from the disposal of an excess property.

Dividends

The Board is recommending a final dividend of 7.80 cent per ordinary share compared with 6.78 cent per ordinary share in 2006, an increase of 15.0 per cent. Together with the interim dividend of 7.51 cent per ordinary share, this raises the total dividend payment to 15.31 cent per ordinary share for the year, an increase of 13.5 per cent. The final dividend will be paid on 1 February 2008 to shareholders registered at close of business on 25 January 2008.

Treasury management

The Group operates a centralised Treasury function, which manages the debt and currency risks of the Group. The function's activities include managing interest rate risk, foreign currency risk and also ensuring the Group has sufficient committed credit facilities available. The Group does not engage in speculative trading. It is the Group's objective to minimise exposure to both foreign currency and interest rate fluctuations arising from its trading activities.

Financial review (continued)

Funding and liquidity management

The Group finances its activities through a combination of retained earnings and borrowings. Group net borrowings increased from €216.5m in 2006 to €479.6m. During the year, the Group completed a US$450m Guaranteed Senior Note Private Placement with UK and US institutions which has a weighted average tenor of 9.2 years. In addition to the private placement, the Group also has €950m syndicated multi-currency bank loan facilities and overdraft facilities totalling €96m to finance ongoing activities, capital expenditure and investment. €350m of the above syndicated loan facilities are held and guaranteed by Origin, without recourse to the wider IAWS Group, plc.

Interest rate management

The Group's objective continues to be to minimise the impact of interest rate volatility on its interest costs, thereby protecting profitability. The Group's objective is to maintain between 40 per cent and 70 per cent of overall Group average annual borrowings at fixed rates of interest through the issuance of fixed rate debt or use of interest rate swaps.

Foreign currency management

The Group's main operations are in the Euro zone, North America and the UK, while it also has an investment in Switzerland. As a result, it is exposed to currency fluctuations, particularly sterling, Canadian dollar, US dollar and the Swiss franc. The Group manages the effect of balance sheet translation exposure by matching foreign currency investments with foreign currency borrowings. The Group also has transactional currency exposures that arise from non-base currency activities and foreign currency contracts are employed to reduce these currency exposures.

Pensions

During the year, following the formation of Origin, a plan to restructure the main IAWS Group Defined Benefit Pension Scheme (the "Scheme") was approved and was in the final steps of implementation at the year end. On completion of the plan, Origin will replace IAWS Group, plc as principal employer, at which stage the scheme will only include active members employed by Origin and the current deferred members of the scheme. All non-Origin members will be transferred to a new defined contribution scheme. In addition, during the year, the Trustees purchased annuities for the Scheme's existing pensioners, thereby extinguishing the Group's liability in the Scheme relating to those pensioners.

Taxation

The effective tax rate on ordinary activities for the year ended 31 July 2007 is broadly in line with prior year and reflects the mix of profits in the international jurisdictions in which the Group operates.

Patrick McEniff
Chief Financial Officer

24 September 2007

10 year financial information

	Under IFRS			Under Irish GAAP						
	2007	2006	2005	2004	2003	2002	2001	2000	1999	1998
	€'000	€'000	€'000	€'000	€'000	€'000	€'000	€'000	€'000	€'000
										Restated
Group income statements										
Revenue	1,907,619	1,557,305	1,408,174	1,276,269	1,231,068	1,214,876	1,101,573	982,186	849,782	857,490
Operating profit before amortisation of intangible assets and exceptional items	146,448	111,815	98,548	84,648	85,755	82,530	69,105	60,219	46,662	39,254
Amortisation of intangible assets	(15,927)	(7,100)	(4,624)	(3,300)	(1,363)	(1,807)	(267)	(301)	(165)	-
Exceptional items	22,732	1,347	8,627	1,584	(945)	2,001	4,998	6,562	1,765	46
Operating profit	153,253	106,062	102,551	82,932	83,447	82,724	73,836	66,480	48,262	39,300
Share of profit of associate and joint venture	26,656	25,653	21,520	24,490	9,966	4,202	4,162	1,732	2,495	2,522
Finance costs, net	(30,099)	(13,929)	(12,300)	(11,416)	(13,548)	(16,383)	(13,155)	(11,809)	(8,159)	(8,509)
Profit before tax	149,810	117,786	111,771	96,006	79,865	70,543	64,843	56,403	42,598	33,313
Income tax expense	(26,337)	(18,657)	(17,135)	(17,738)	(13,621)	(15,162)	(13,352)	(11,489)	(8,947)	(7,766)
Profit after tax	123,473	99,129	94,636	78,268	66,244	55,381	51,491	44,914	33,651	25,547
Group balance sheets										
Capital employed										
Property, plant and equipment	356,493	308,388	287,578	247,135	234,515	232,258	232,763	202,210	172,626	110,028
Goodwill and intangibles	784,481	334,024	336,028	183,531	149,528	156,738	161,655	62,960	19,883	-
Investments in associates and joint venture	169,005	159,221	116,087	116,991	102,702	72,513	35,288	34,986	37,196	28,761
Investment properties	165,473	-	-	-	-	-	-	-	-	-
Net current (liabilities)/assets	(39,920)	(22,042)	(27,344)	(38,488)	(39,462)	(34,681)	(114,798)	(32,092)	(41,897)	3,469
Net non current liabilities	(189,221)	(82,330)	(109,125)	(30,367)	(24,241)	(23,022)	(44,048)	(33,910)	(25,319)	(23,801)
	1,246,311	697,261	603,224	478,802	423,042	403,806	270,860	234,154	162,489	118,457
Financed as follows:										
Total equity	766,728	480,736	383,355	337,392	267,944	219,381	171,648	129,357	90,024	62,249
Net debt	479,583	216,525	219,869	141,410	155,098	184,425	99,212	104,797	72,465	56,208
	1,246,311	697,261	603,224	478,802	423,042	403,806	270,860	234,154	162,489	118,457
Financial highlights										
Diluted earnings per share (cent)	94.17	81.60	71.89	62.10	53.00	44.80	37.50	31.40	25.60	20.40
Dividend per share (cent)	15.31	13.49	11.89	10.52	9.03	7.86	6.83	5.94	5.17	4.49
Free cash (€'000)	136,589	100,651	83,510	80,633	73,532	56,442	61,000	48,000	45,871	38,767

Directors

The Board of IAWS Group, plc consists of four executive directors and nine non-executive directors.

(a) Chairman

Denis Lucey (70) was appointed Chairman of the Group on 31 August 2005. Prior to that appointment he was Senior Independent Director. He is a former Chief Executive of Dairygold Co-operative Society Limited and is a director of a number of unlisted companies.

(b) Executive directors

Owen Killian (54) was appointed Chief Executive Officer on 1 October 2003. He has held senior executive positions with the Group since its flotation in 1988, having joined IAWS in 1977. He is also a non-executive director and Chairman of Origin Enterprises plc.

Patrick McEniff FCMA MBA (39) is Chief Financial Officer. He was appointed to the Board on 27 October 2004. He has been with the Group since 1989, in several senior positions, most recently Finance Director of the Lifestyle Foods business. He is also a non-executive director of Origin Enterprises plc.

Hugo Kane (48) is Chief Operations Officer. He was appointed to the Board on 1 September 2004. He joined Cuisine de France in 1993 as Operations Director and was appointed Managing Director in 2001. He became Head of Food in 2004 and has been at the forefront of the development of the Lifestyle Foods business. He was appointed Chief Operations Officer in September 2007.

Tom O'Mahony (45) is Chief Executive Officer of Origin Enterprises plc. He has held financial and operational management positions across the entire IAWS Group since 1985.

(c) Non-executive directors

Denis Buckley (61) is Chairman of Kerry Group plc, Kerry Co-operative Creameries Limited and a director of several unlisted companies.

Beatrice Dardis M.A. (62) has a background in agri-business. She is a director of several unlisted companies.

J. Brian Davy (65) is Chairman of Davy Stockbrokers. He is a former director of the Irish Stock Exchange and of Arnotts plc. He is Deputy Chairman of the Executive Committee of the National Maternity Hospital Holles Street and is a director of several unlisted companies.

Noreen Hynes B.Comm. FCA (54) is Managing Director of Aquarius Properties Abroad and previously held senior management positions with Irish Distillers, Coal Distributors and ICL. She is a former member of the Council of the Institute of Chartered Accountants in Ireland.

Philip Lynch (61) is a former Chairman and Chief Executive Officer of the Group. He is Chief Executive of One51 Limited and Irish Agricultural Wholesale Society Limited and is a director of C&C Group plc, Coillte Teo and FBD Holdings plc.

David Martin FCMA (63) is a former executive director of the Group. He is a director of The Irish Auditing And Accounting Supervisory Authority, the Dormant Accounts Board and a number of unlisted companies.

William G. Murphy B.Comm. (62) is a director of Glanbia plc and a former Deputy Managing Director of Glanbia. He is a director of a number of unlisted companies.

Paul N. Wilkinson M.A. (Oxon) (62) is Senior Independent Director. He previously held senior management positions with Unilever plc, Grand Metropolitan plc and RHM plc. He is a director of Thorntons plc and a number of unlisted companies.

Directors' report

The directors have pleasure in presenting their report together with the audited financial statements for the year ended 31 July 2007.

Principal activity and business review

The Group's principal activities comprise the manufacture and distribution of convenience food as well as, through its subsidiary group Origin Enterprises plc, the manufacture and distribution of agri and nutrition products. The Group has manufacturing, trading and distribution operations based in the Republic of Ireland, the United Kingdom, Continental Europe, the United States of America and Canada.

During the year under review, the Group continued to expand and develop its core activities. A detailed review of the performance of the Group is included in the Chairman's statement and the Review of business operations. The directors consider the state of affairs of the Company and the Group to be satisfactory. A list of the Company's significant subsidiaries, associates and joint venture is set out on pages 105 to 107.

Principal risks and uncertainties

The Board and senior management have invested significant time and resources in identifying specific risks across the Group, and in developing a culture of balanced risk minimisation. The Group has formal risk assessment processes in place through which risks and mitigating controls are evaluated. These processes are driven by business unit management, who are best placed to identify the significant ongoing and emerging risks facing their businesses. The outputs of these risk assessment processes are subject to various levels of review, up to and including Board level. Risks identified and associated mitigating controls are also subject to audit as part of operational, financial and health and safety audit programmes.

The risks identified fall broadly into four categories: strategic/commercial, operational, systems and financial. Some of the most significant strategic/commercial risks facing the Group include the impact of changes in food consumption patterns and the potential impact of competitor activity. In addition the Group faces the challenge of rising commodity and energy costs and the related challenge of passing on price increases to customers. The Group addresses these by focussing on research and development and product innovation to ensure that customer and consumer requirements are being anticipated and met on a continuing basis. The Group also closely monitors emerging changes to regulations or legislation on an ongoing basis. The attainment of the highest levels of product quality and customer service are also core to reducing the impact of these risks.

As a group that has grown both organically and through acquisitions, IAWS Group, plc faces risks and challenges associated with managing growth, and ensuring that processes around acquiring and integrating new businesses are robust. The management of major capital projects is also a key area of risk for the business. There is substantial experience within the Group of managing growth, and in successfully integrating acquired businesses. There is also strong project management capability with a track record of success in this area. Financial, commercial and operational due diligence is performed both by external consultants and in-house experts in advance of all new acquisitions. The integration of new acquisitions and the delivery of major project initiatives is carefully managed and controlled.

Operational risks facing the Group include issues associated with product contamination and general food scares affecting relevant products. A further operational risk to the Group, in common with most companies, is the risk of failure to address increasing compliance requirements particularly in the areas of health and safety, emissions and effluent control. These types of risks are mitigated through the establishment of thorough hygiene and health and safety systems, environmental/discharge controls, auditing of supplier facilities and ensuring product traceability.

The loss of a significant manufacturing/operational site through natural catastrophe or act of vandalism represents another risk that could, potentially, have a material impact on the Group. As a result, emphasis is given to ensuring that site security measures at all Group locations are robust. In addition, the Board is satisfied that significant management attention is given to the development of comprehensive operational disaster recovery plans.

Similarly, a significant IT system failure could adversely impact on operations. As a result, IT disaster recovery plans and system backup processes are implemented.

The Group has a track record of attracting and retaining high quality senior management and staff internationally. The Group is cognisant of cultural differences across the markets in which the business operates, and has put in place management teams with the skills and local knowledge to trade successfully in the Group's markets. As a result, the Group faces risks associated with the potential loss of key management personnel. The Board addresses these risks through incentivisation and retention initiatives, in addition to robust succession planning.

Directors' report (continued)

As an international Group with substantial operations and interests outside the euro-zone, IAWS Group, plc is subject to the risk of adverse movements in foreign currency exchange rates. Exposures are managed through matching foreign currency investments with foreign currency borrowings and through the use of foreign currency hedging contracts. Financial risk management objectives and policies are identified in the Financial review, and in note 23 to the Group financial statements on pages 78 to 79.

Results for the year

The results for the year are set out in the Group income statement on page 37. Profit for the financial year before dividends was €123,473,000 *(2006: €99,129,000).*

Dividends

An interim dividend of 7.51 cent per share amounting to €9,516,000 was paid on ordinary shares. The directors recommend a final ordinary dividend of 7.80 cent per share subject to the shareholders' approval which will be paid on 1 February 2008 to shareholders registered at close of business on 25 January 2008. The total dividend for the year amounts to 15.31 cent per ordinary share, an increase of 13.5% from last year.

Future developments

The Group will continue to pursue new developments and unlock shareholder value, through both organic growth and acquisitions.

Research and development

The Group, through its extensive laboratory and testing facilities, pursues ongoing research and development programmes directed towards the development of new value added products.

Accounting records

The directors believe that they have complied with the requirements of Section 202 of the Companies Act, 1990 with regard to books of account by employing personnel with appropriate expertise and by providing adequate resources to the finance function. The books of account of the Company are maintained at Belgard Square House, Belgard Square, Tallaght, Dublin 24.

Corporate governance

Statements by the directors in relation to the Group's application of the provisions of the 2003 FRC Combined Code on Corporate Governance are set out on pages 23 to 26.

Corporate social responsibility

The Group views corporate social responsibility as an integral part of the organisation's culture. In all matters the Group strives to ensure it is acting in the best interests of all related parties and stakeholders.

Directors' and Secretary's interests

Details of the directors' and Company Secretary's interests in share capital and equity instruments are set out in the Report on directors' remuneration on pages 27 to 33.

Substantial holdings

As at 24 September 2007 the directors have been notified of the following shareholdings which amount to 3% or more of the Company's issued ordinary share capital:

	Number of shares	%
Bank of Ireland Nominees Limited*	31,647,004	24
FMR Corp/Fidelity International Limited	15,823,985	12
Bank of America	4,067,000	3

* *Bank of Ireland Nominees Limited advise that this shareholding represents the holding of their entire client base.*

Events after the balance sheet date

On 31 July 2007, Origin Enterprises plc announced that it had reached agreement to acquire the 50 per cent stake in the Odlums Group not already owned, as set out in note 34 to the Group financial statements. The transaction was conditional upon clearance from the Competition Authority which was received on 29 August 2007 and the transaction was completed on 30 August 2007. Other than this, there have been no significant events since the year-end which would require disclosure in the financial statements.

Directors and Secretary

Mr. D. Buckley, Mr. J. B. Davy, and Mr. W. G. Murphy, having served more than nine years as directors, retire in accordance with the Articles of Association and, being eligible, offer themselves for re-election.

Mr. D. Lucey, Mr. O. Killian and Ms. N. Hynes retire by rotation in accordance with the Articles of Association and, being eligible, offer themselves for re-election.

Directors' report (continued)

Mr. T. O'Mahony, having been co-opted to the Board on 25 October 2006, retired at the December 2006 AGM and was re-elected. Mr. T. O'Mahony retires without seeking re-election and Mr. P. Lynch and Mr. D. Martin, having served more than nine years as directors, also retire without seeking re-election. Dr. P. Wall resigned effective 31 July 2007. There were no other changes in directors during the year. None of the non-executive directors has a service contract with any Group company.

On 22 February 2007, Mr. A. Lowther resigned as Company Secretary and Mr. P. Morrissey was appointed Company Secretary.

Going concern

The directors have a reasonable expectation, having made appropriate enquiries, that the Group and the Company have adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the financial statements.

Auditor

In accordance with Section 160(2) of the Companies Act, 1963, the auditor, KPMG, Chartered Accountants, will continue in office.

On behalf of the Board

D. Lucey	**O. Killian**
Director	*Director*

24 September 2007

Corporate governance statement

for the year ended 31 July 2007

The Group is committed to maintaining the highest standards of corporate governance and this statement describes how the Company has applied the principles of the 2003 FRC Combined Code on Corporate Governance (the Combined Code), which is appended to the Listing Rules of the Irish and London Stock Exchanges.

The Board and Committees

The Board is responsible for setting the strategic direction and for providing leadership and control of the Company and Group. Matters reserved for decision to the Board and its committees are:

- Continuity or alteration of strategic direction of the Group.
- Appointment or dismissal of the Chief Executive Officer or the Company Secretary and recommendation for appointment or dismissal of any member of the board.
- Director and senior executive management succession planning.
- Policy on remuneration for executive directors and senior executive management.
- The issue of shares and debentures.
- Authorisation of arrangement of borrowing facilities.
- Setting budgets.
- Authorisation of major capital expenditure, acquisitions and disposals.
- Dividend policy.

Enhanced and effective governance is achieved by the separation of the roles of Chairman and Chief Executive Officer. The Board has delegated responsibility for the day-to-day management of the Group, through the Chief Executive Officer, to executive management.

Membership

Mr. T. O'Mahony, Mr. P. Lynch and Mr. D. Martin retire at the 2007 Annual General Meeting without seeking re-election and, with the resignation of Dr. P. Wall effective 31 July 2007, the Board will, for the greater part of the 2008 financial year, comprise 10 directors, being the Chairman, three executive directors and six non-executive directors. The Board considers that all of its members are independent in both character and judgment. The changes announced to the composition of the Board take place against the background of the Board's policy that at least half of its membership, excluding the Chairman, consist of directors determined to be independent based on the Combined Code criteria.

The Board changes, coupled with the flotation and separate admission to trading on the AIM/IEX markets of Origin Enterprises plc, have altered the independence profile of the Board for the purposes of the Combined Code and the Board has determined that, judged against the criteria set out in the Combined Code, Ms. B. Dardis, Ms. N. Hynes, Mr. P. N. Wilkinson, Mr. W. G. Murphy and Mr. D. Buckley are independent. In reaching that determination the Board took into consideration factors that might appear to affect the independence of Mr. W. G. Murphy and Mr. D. Buckley, being their length of service on the Board and directorships of bodies having business relationships with Origin Enterprises plc, now separately listed. In each case the Board decided that the independence of the relevant director was not compromised.

Chairman

The Chairman is responsible for the operational efficiency of the Board and for ensuring that all directors have full and timely access to the information necessary to enable them to discharge their duties. The Board is satisfied that the commitments of the Chairman outside the Group are not such as to interfere with the performance of his duties as Chairman of the Group.

Senior Independent Director

Mr. P. N. Wilkinson is Senior Independent Director and is available to shareholders if they have concerns that cannot be addressed through the normal channels of Chairman, Chief Executive Officer or Chief Financial Officer.

Company Secretary

All directors have access to the advice and services of the Company Secretary, who also acts as secretary to all of the Board committees, is responsible to the Board for ensuring that Board procedures are followed and ensuring compliance with applicable rules and regulations. The directors also have access to independent professional advice, at the Group's expense, if and when required.

Induction and development

On appointment to the Board, directors are provided with comprehensive documentation on the Group's operations, and are given the opportunity to visit sites and meet with key management. Directors also attend relevant courses and seminars, as appropriate.

Performance evaluation

Evaluation of the Board as a whole is the responsibility of the Board under the direction of the Chairman. The evaluation process involves the assessment of the extent to which objectives are achieved. During the year, performance evaluations of the Board, individual directors and Board committees were conducted by the Chairman.

The non-executive directors, under the leadership of the Senior Independent Director, Mr. P. N. Wilkinson are responsible for the performance evaluation of the Chairman. During the year, Mr. P. N. Wilkinson consulted with each non-executive director individually on a formal basis for this purpose and consulted, also, with the executive directors.

Corporate governance statement (continued)

for the year ended 31 July 2007

Board succession planning

The Board considers that it is composed of persons who bring a balance of skills and experience which is appropriate to the requirements of the business. Changes to the Board's composition can be arranged without undue disruption. The Board plans for its own succession with the assistance of the Nominations Committee.

Retirement and re-election

All directors are required to retire by rotation in accordance with the Company's Articles of Association. Since January 2006 non-executive directors with more than nine years service are subject to annual re-election. Of the remaining directors, at least one third retire at each Annual General Meeting.

Meetings

Meetings of directors are held regularly, usually on a monthly basis. Fourteen Board meetings were held during the year. Details of the meetings held during the year, both of the Board and of the Board committees, are contained in the schedule below, which also includes information on individual attendance.

In addition to the regular Board and committee meetings, the Chairman meets with the non-executive directors periodically without the executive directors being present.

Audit Committee

The Audit Committee comprises three non-executive directors, namely Ms. N. Hynes (Chairman), Ms. B. Dardis and Mr. P. N. Wilkinson, each of whom is considered by the Board to be independent. The Committee met four times during the year. Ms. N. Hynes is a Chartered Accountant and has significant recent and relevant financial experience. Dr. P. Wall resigned from the Board (and ceased membership of the Audit Committee) effective 31 July 2007.

The Audit Committee's role includes monitoring the integrity of the Group financial statements, and reviewing the interim and full year results announcements and significant financial reporting judgements contained therein. The Audit Committee also reviews the Group's internal controls, and the scope and effectiveness of the Group's internal audit function. The Head of Internal Audit has direct access to the Board Chairman and to the Audit Committee at all times and he and the Chief Financial Officer regularly attend meetings of the Audit Committee.

The Audit Committee is responsible for making recommendations to the Board in relation to the appointment and removal of the external auditor and for approving their remuneration and terms of engagement. It monitors the effectiveness of the audit process through regular contact with the auditor, and review of the audit plan and findings. The Committee monitors the external auditor's independence and objectivity, taking into consideration relevant professional and regulatory requirements, extent of services provided and fees paid.

Meetings held and attended in the financial year ended 31 July 2007 during the tenure of each director.

	Board		Acquisitions and Strategy		Audit		Nomination		Remuneration	
	Attended	Eligible to Attend	Attended	Eligible to Attend	Attended	Eligible to Attend	Attended	Eligible to Attend	Attended	Eligible to Attend
D. Buckley	12	14					3	3	6	7
B. Dardis	13	14			4	4				
J. B. Davy	14	14	4	4			3	3	7	7
N. Hynes	13	14			4	4				
H. Kane	13	14								
O. Killian	14	14	4	4						
D. Lucey	14	14	4	4			3	3	7	7
P. Lynch	11	14								
D. Martin	12	14								
P. McEniff	14	14	4	4						
T. O'Mahony	11	11								
W. G. Murphy	12	14							5	7
P. Wall*	13	14			3	4				
P. N. Wilkinson	12	14	4	4	4	4				

*Dr. P. Wall resigned from the Board of Directors effective 31 July 2007.

Audit Committee (continued)

The Audit Committee is also responsible for developing a policy on the engagement of the external auditor to provide non-audit services. The Audit Committee regularly monitors the non-audit services being provided to the Group by its external auditor, and has developed an Auditor Independence Policy to check that this does not impair its independence or objectivity. The policy sets out four key principles which underpin the provision of non-audit services by the external auditor: the auditor should not audit its own firm's work, make management decisions for the Group, have a mutuality of financial interest with the Group, or be put in the role of advocate for the Group. Activities that may be perceived to be in conflict with the role of the external auditor must be submitted to the Audit Committee for approval prior to engagement, regardless of the amounts involved.

The Audit Committee, operating under its terms of reference, discharged its responsibilities by reviewing:

- the Group's draft financial statements and interim results statement prior to Board approval and reviewing the external auditor's reports thereon;
- the appropriateness of the Group's accounting policies;
- the Group audit fee and non-audit fees payable to the Group's external auditor;
- the external auditor's plan for the audit of the Group's accounts, which included key areas of extended scope work, key risks to the accounts, confirmations of auditor independence and the proposed audit fee, and approving the terms of engagement for the audit;
- the output of the Group's risk assessment processes;
- post-acquisition reports on integration and performance of significant recent acquisitions;
- the internal audit function's terms of reference, resources, its work programme and reports on its work during the year;
- the arrangements by which staff may in confidence, raise concerns about possible improprieties in matters of financial reporting or other matters;
- the Group's Financial Policies and Procedures manual.

Nomination Committee

The Nomination Committee comprises Mr. J. B. Davy (Chairman), Mr. D. Buckley and the Company Chairman, Mr. D. Lucey (all non-executive directors). The Nomination Committee is responsible for recommending to the Board directors for co-option and for the continuous review of senior management succession plans. The Board has not engaged external search services nor utilised open advertising in the appointment of non-executive directors. Instead, the process that has been used is for existing directors to identify persons who meet specific requirements in terms of qualifications and experience. The Nomination Committee then considers the suitability of such persons in greater detail.

Remuneration Committee

The Remuneration Committee comprises Mr. J. B. Davy (Chairman), Mr. W. G. Murphy, Mr. D. Buckley and the Company Chairman, Mr. D. Lucey (all non-executive directors). The Remuneration Committee determines and approves the Group policy on executive remuneration packages. Mr. D. Lucey was co-opted to the Remuneration Committee on 30 August 2006. The Group's remuneration policy for executive directors and details of directors' remuneration are contained in the Report on directors' remuneration on pages 27 to 33 in accordance with the Listing Rules of the Irish Stock Exchange.

Acquisition and Strategy Committee

The Acquisition and Strategy Committee comprises Mr. D. Lucey (Chairman), Mr. O. Killian, Mr. P. McEniff, Mr. P. N. Wilkinson and Mr. J. B. Davy. They are responsible to the Board for the detailed evaluation of acquisition prospects and for making recommendations thereon. They are also responsible to the Board for the continuous review of the strategic direction and plans being pursued by the Group.

Internal controls

The directors have overall responsibility for the Group's system of internal control and for reviewing its effectiveness. This involves an ongoing process for identifying, evaluating and managing the significant risks faced by the Group and reviewing the effectiveness of the resultant system of internal control throughout the period and up to the date of approval of the Annual Report and Financial Statements. This system is designed to manage risks that may impede the achievement of the Group's business objectives rather than to eliminate these risks. The internal control system therefore provides reasonable, though not absolute, assurance against material misstatement or loss.

The directors confirm that the Group's ongoing process for identifying, evaluating and managing its significant risks is in accordance with the Turnbull Guidance, *Internal Control: Guidance for Directors on the Combined Code*, for the year under review and to the date of approval of the Annual Report and Financial Statements. These procedures, which are subject to regular review, provide an ongoing process for identifying, evaluating and managing the significant risks faced by the Group.

The key risks which might impair the business from achieving its objectives, are identified and assessed by conducting detailed reviews with executive management at business unit level. Management at all levels is responsible for internal control. As such, the system of internal control throughout the Group's operations ensures that the organisation is capable of responding quickly to evolving business risks, and that significant internal control issues, should they arise, are reported promptly to appropriate levels of management.

Corporate governance statement (continued)

for the year ended 31 July 2007

Internal controls (continued)

The directors have established a number of key procedures designed to provide an effective system of internal control, which include a provision for the directors to review the effectiveness of the system. The key procedures, which are supported by detailed controls and processes, include:

Internal audit

A Group internal audit function, reporting directly to the Audit Committee, undertakes examinations of business processes on a risk basis and reports on controls throughout the Group.

Control environment

Maintaining an organisation structure with defined lines of responsibility and specified delegation of authority within which the Group's activities can be planned and monitored.

Financial reporting

A comprehensive financial reporting system involving the setting of annual budgets and plans, timely monthly reporting and variance analysis and ongoing review, supported by information systems developed for the purpose.

Risk management policies

Comprehensive policies and procedures are in place relating to computer security, capital expenditure, treasury risk management and credit risk management. Reputational risk management is also a key focus for the Group across all areas of the business.

Annual review of internal controls

The directors confirm that they have conducted an annual review of the effectiveness of the system of internal control as operated up to and including the date of approval of the financial statements. This has had regard to the processes for identifying the principal business risks facing the Group, the methods of managing those risks, the controls that are in place to contain them and the procedures to monitor them.

Communication with shareholders

Responsibility for effective communications with shareholders and for the Board's understanding of the views of major shareholders rests with the Chairman. On a day-to-day basis, contact with shareholders is the responsibility of the Chief Executive Officer and the Chief Financial Officer. The Senior Independent Director and any other member of the Board are available to meet major investors if required. Such communications are given high priority and there is regular dialogue with individual shareholders, as well as general presentations at the time of the release of the annual and interim results.

The Board papers, which are generally distributed to all directors in advance of Board meetings, include a report prepared by the Chief Financial Officer summarising investor relations activity during the preceding month including contacts between directors and executive management and current and prospective shareholders. The views of shareholders about the Group expressed through such contacts are also included in the report.

The Group issues its results promptly to individual shareholders and also publishes them on the Group's website, www.iaws.com. The results announcement is broadcast live on the Group's website and a recording of the webcast can subsequently be viewed on the website. The Company's Annual General Meeting affords each shareholder the opportunity to question the Chairman of the Board, the Chairmen of all committees and all other Board members. The notice of AGM and related papers are sent to shareholders at least 20 working days before the meeting. In addition, the Company responds throughout the year to numerous queries from shareholders on a broad range of issues.

Compliance

The Board is satisfied that, as at the date of this report, it has taken the necessary steps to be in compliance with Section 1 of the 2003 FRC Combined Code.

Report on directors' remuneration

for the year ended 31 July 2007

Remuneration Committee

The Remuneration Committee at 31 July 2007 comprised Mr. J. B. Davy (Chairman), Mr. W. G. Murphy, Mr. D. Buckley and Mr. D. Lucey, all non-executive directors who have no financial interests, other than as shareholders, in the matters to be decided, no potential conflicts of interest arising from cross-directorships and no day-to-day involvement in the running of the business.

The terms of reference of the Remuneration Committee are to determine the Group's policy on remuneration of executive directors and to consider and approve the salaries and other terms of the remuneration package for the executive directors. The Remuneration Committee is also responsible for monitoring the level and structure of remuneration for senior management.

Remuneration policy

The remuneration of the non-executive directors is determined by the Board, and reflects the time commitment and responsibilities of the role. The Group's policy on executive directors' remuneration recognises that employment and remuneration conditions for senior executives must properly reward and motivate them to perform in the best interests of the shareholders. The typical elements of the remuneration package for executive directors are basic salary and benefits, performance related bonuses, pensions and participation in the Group's long term incentive plans.

Executive directors' basic salary and benefits

Basic salary of executive directors is reviewed annually with regard to personal performance, Group performance and competitive market practice. Employment related benefits consist principally of a company car.

Performance related bonus

The Group pays performance related annual bonuses to executive directors which are linked to the overall performance of the Group.

Pensions

Pension benefits are determined solely in relation to basic salary.

Group Long Term Incentive Plan

The Group operates three separate long term incentive schemes two of which are under the IAWS Long Term Incentive Plan 2006, while the third is the Group Executive Incentive and Retention Plan approved in 2005. The awards under the schemes are self limiting and the qualifying conditions attaching to these schemes have been approved by the shareholders of the Group.

All three schemes are explained in this Report on directors' remuneration and the costs of the awards under each scheme are charged to the income statement in accordance with IFRS 2.

Earnings per share (EPS) growth, which is calculated after accounting for the cost of incentive scheme awards, is used as the key economic condition for the vesting of incentive awards.

During the year the shareholders approved the establishment of the IAWS Long Term Incentive Plan 2006 (the "IAWS Plan"). The IAWS Plan is an umbrella scheme which currently incorporates two schemes, the Employee Equity Participation Scheme ("EEPS") and the Executive Co-investment Scheme ("Matching Scheme"). The IAWS Plan is designed to ensure the retention and incentivisation of executives, managers and other employees and to attract new talent into the business. The schemes are designed to align the interests of executive directors and senior executives with the Group's shareholders through the promotion and encouragement of share ownership and to reward senior executives for driving the achievement of superior financial targets.

EEPS

The EEPS effectively replaces the 1997 Share Option Scheme (which expired in February 2007). Benefits under the EEPS generally do not vest unless growth in EPS during the performance period (3 financial years) exceeds growth in CPI plus 5% on an annualised basis.

Matching Scheme

Under the Matching Scheme participants have the prospect of receiving up to 3 shares for each Qualifying Investment Share held. EPS growth, measured over three financial years, has been fixed as the performance vesting criteria per the following table:

EPS Growth	Multiple (re Qualifying Investment Shares)
CPI plus 10% or more	3
CPI plus > 7.5% < 10%	2
CPI plus > 5% < 7.5%	1
CPI plus < 5%	0

Qualifying Investment Shares (in shares or CFD equivalents) must be held throughout the three year vesting period.

Report on directors' remuneration (continued)

for the year ended 31 July 2007

Group Executive Incentive and Retention Plan (EIRP)

The EIRP was adopted in January 2005 and operates by providing contingent entitlement to a lump sum award referable to a participant's reckonable salary. Awards are made subject to achievement of target cumulative growth in IAWS's EPS over the relevant period. The award is applied in the purchase of shares in IAWS, to be held by a trustee for the benefit of individual participants, for a fixed holding period, ranging from 3 to 5 years. Performance is measured per the following table:

Cumulative annual growth in EPS since 1 August 2004	Percentage of reckonable salary less prior year entitlements
0 ≤ 10%	0%
> 10% ≤ 10.5%	35%
>10.5% ≤ 12.5%	50%
>12.5% ≤ 15%	75%
> 15% ≤ 18%	90%
> 18% ≤ 21%	100%
> 21%	115%

Achievement of the EPS growth targets will be calculated by reference to the Company's annual financial statements having accounted for the cost of the awards as an expense item in accordance with IFRS 2, *Share-based Payment*.

Report on directors' remuneration (continued)

for the year ended 31 July 2007

Directors' remuneration

	2007	2006
	€'000	€'000
Executive directors		
Basic salaries	**1,556**	1,099
Performance bonus	**2,223**	966
Benefits in kind	**97**	85
Pension contributions	**202**	194
Executive Incentive and Retention Plan	**484**	282
	4,562	2,626
Average number of executive directors	**4**	3

	€'000	€'000
Non-executive directors		
Fees	**735**	781
Average number of non-executive directors	**10**	11

Report on directors' remuneration (continued)

for the year ended 31 July 2007

Individual directors' remuneration for the year ended 31 July 2007

	Basic salary	Performance bonus	BIK	Pension contributions	EIRP cost	Total 2007	Total 2006
	€'000	€'000	€'000	€'000	€'000	€'000	€'000
Executive directors							
O. Killian (1)	760	500	27	87	234	**1,608**	1,176
P. McEniff (2)	297	797	34	41	125	**1,294**	732
H. Kane (3)	297	797	24	48	125	**1,291**	718
T. O'Mahony	202	129	12	26	-	**369**	-
	1,556	2,223	97	202	484	**4,562**	2,626

(1) During the year the EIRP plan invested €300,000 in IAWS Group, plc shares on behalf of Mr. O. Killian in respect of his 2006 award and will invest a further €570,000 in the coming year in respect of his 2007 award. Mr. Killian will own each allotment of shares five years after each investment.

(2) During the year the EIRP plan invested €202,500 in IAWS Group, plc shares on behalf of Mr. P. McEniff in respect of his 2006 award and will invest a further €222,561 in the coming year in respect of his 2007 award. Mr. McEniff will own each allotment of shares five years after each investment.

(3) During the year the EIRP plan invested €202,500 in IAWS Group, plc shares on behalf of Mr. H. Kane in respect of his 2006 award and will invest a further €222,561 in the coming year in respect of his 2007 award. Mr. Kane will own each allotment of shares five years after each investment.

	2007	2006
	€'000	€'000
Non-executive directors		
D. Lucey	**200**	187
P. Lynch	**50**	71
D. Martin	**50**	50
D. Buckley	**60**	60
J. B. Davy	**70**	70
B. Dardis	**55**	55
J. C. Moloney *(deceased)*	**-**	38
W. G. Murphy	**55**	55
N. Hynes	**70**	70
P. Wall	**55**	55
P. N. Wilkinson	**70**	70
	735	781

Report on directors' remuneration (continued)

for the year ended 31 July 2007

Individual directors' remuneration for the year ended 31 July 2007 (continued)

Pension entitlements

Defined Benefit Pension Scheme

Aggregate pension benefits attributable to directors under defined benefit schemes for the year were as follows:

2007	Accrued annual pension at 31 July 2007	Increase in accrued pension (excluding inflation)	Transfer value of increase (excluding inflation)	Accrued annual pension at 31 July 2006
	€'000	€'000	€'000	€'000
O. Killian	330	72	914	249
P. McEniff	64	4	4	57
T. O'Mahony	62	2	-	-
	456	78	918	306

2006	Accrued annual pension at 31 July 2006	Increase in accrued pension (excluding inflation)	Transfer value of increase (excluding inflation)	Accrued annual pension at 31 July 2005
	€'000	€'000	€'000	€'000
O. Killian	249	35	400	208
P. McEniff	57	23	82	34
	306	58	482	242

Report on directors' remuneration (continued)

for the year ended 31 July 2007

Directors' and Company Secretary's share interests

The directors and Company Secretary who held office at 31 July 2007 had no interests, other than those shown below, in the ordinary shares in, or loan stock of, the Company or other Group undertakings. Beneficial interests at 31 July 2007 and 31 July 2006 were as follows:

Ordinary Shares in IAWS Group, plc at 30 cent each	**No. of shares 2007**	No. of shares 2006
Directors		
D. Lucey	**2,500**	2,500
O. Killian	**381,595**	312,845
P. McEniff	**161,507**	123,851
H. Kane	**143,108**	105,452
T. O'Mahony	**81,766**	70,084
D. Buckley	**4,500**	4,500
B. Dardis	**12,300**	12,300
J. B. Davy	**116,373**	116,373
N. Hynes	**2,000**	2,000
P. Lynch	**451,438**	451,438
D. Martin	**80,158**	80,158
W. G. Murphy	**12,342**	6,912
P. Wall	**1,000**	1,000
P. N. Wilkinson	**13,000**	11,000
Secretary		
P. Morrissey	**74,038**	57,029

Details of the interests of Mr. O. Killian, Mr. P. McEniff, Mr. H. Kane, Mr. T. O'Mahony and Mr. P. Morrissey in (a) Share options under the 1997 Share Option Scheme (b) Share entitlements under the EEPS and (c) Share entitlements under the Matching Scheme are set out on the next page. In addition, at 31 July 2007, Mr. T. O'Mahony was beneficially interested in 783,217 ordinary shares and 958,182 equity entitlements in Origin Enterprises plc.

There have been no changes in the interests as shown above between 31 July 2007 and 24 September 2007.

Report on directors' remuneration (continued)

for the year ended 31 July 2007

Directors' and company secretary's interests in equity instruments

Long term incentive scheme interests held during 2007 in respect of the ordinary shares of the Company are as follows:

1997 Share Option Scheme*

	31 July 2006	Granted in year	Exercised in year	31 July 2007	Earliest exercisable date†	Latest expiry date‡	Weighted average option price at 31 July 2007
Directors							
O. Killian	370,000	-	-	370,000	30/10/2006	21/04/2016	€12.62
D. Martin	210,000	-	-	210,000	07/10/2001	31/03/2011	€6.59
P. McEniff	300,000	-	-	300,000	30/10/2006	21/04/2016	€12.68
H. Kane	300,000	-	-	300,000	30/10/2006	21/04/2016	€12.11
T. O'Mahony	150,000	-	-	150,000	30/10/2006	21/04/2016	€11.57
Secretary							
P. Morrissey	150,000	-	-	150,000	30/10/2006	21/04/2016	€12.54

† *First tranche of options granted* ‡ *Last tranche of options granted*

No options over ordinary shares were exercised by the directors or the Company Secretary of IAWS Group, plc during the year. The register of directors' interests contains full details of directors' options to subscribe for shares.

* This scheme expired in February 2007 and was replaced by the EEPS.

IAWS Plan – Matching Scheme

	Share entitlements awarded under Matching Scheme during year	Share entitlements awarded under Matching Scheme and held at 31 July 2007	Date by which qualifying conditions must be met
Directors			
O. Killian	150,000	150,000	01/12/2009
P. McEniff	75,000	75,000	01/12/2009
H. Kane	75,000	75,000	01/12/2009
Secretary			
P. Morrissey	30,000	30,000	01/12/2009

IAWS Plan – EEPS

	Awards at 1 August 2006	Share entitlements awarded during the year	Vested during the year	Lapsed during the year	Held at 31 July 2007	Date by which qualifying conditions must be met	Weighted average conversion price at 31 July 2007
Directors							
O. Killian	-	350,000	-	-	350,000	12/03/2010	€17.10
P. McEniff	-	200,000	-	-	200,000	12/03/2010	€17.10
H. Kane	-	200,000	-	-	200,000	12/03/2010	€17.10
Secretary							
P. Morrissey	-	50,000	-	-	50,000	12/03/2010	€17.10

No other directors of the Company held long term incentive scheme interests during 2007.

Statement of directors' responsibilities

The directors are responsible for preparing the Annual Report and the Group and Company financial statements, in accordance with applicable law and regulations.

Company law requires the directors to prepare Group and Company financial statements for each financial year. Under that law the directors are required to prepare the Group financial statements in accordance with International Financial Reporting Standards ('IFRSs') as adopted by the EU (EU IFRS) and have elected to prepare the Company financial statements in accordance with Generally Accepted Accounting Practice in Ireland, comprising applicable law and the financial reporting standards issued by the Accounting Standards Board and promulgated by the Institute of Chartered Accountants in Ireland.

The Group financial statements are required by EU IFRS to present fairly the financial position and performance of the Group; the Companies Acts, 1963 to 2006 provide, in relation to such financial statements, that references in the relevant part of that Act to financial statements giving a true and fair view are references to their achieving a fair presentation. The Company financial statements are required by law to give a true and fair view of the state of affairs of the Company.

In preparing each of the Group and Company financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group and the Company will continue in business.

The directors are responsible for keeping proper books of account that disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that its financial statements comply with the Companies Acts, 1963 to 2006. They are also responsible for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Under applicable law and the requirements of the Listing Rules issued by the Irish Stock Exchange, the directors are also responsible for preparing a Directors' report and reports relating to directors' remuneration and corporate governance that comply with that law and those Rules.

The directors are responsible for the maintenance and integrity of the corporate and financial information included on the Group's website. Legislation in the Republic of Ireland governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

On behalf of the Board

D. Lucey	**O. Killian**
Director	*Director*

24 September 2007

Independent auditor's report to the members of IAWS Group, plc

We have audited the Group and Company financial statements (the "financial statements") of IAWS Group, plc for the year ended 31 July 2007, which comprise the Group Income Statement, the Group Balance Sheet, the Group Cash Flow Statement, the Group Statement of Recognised Income and Expense, the Group Statement of Accounting Policies and the related notes, and the Company Balance Sheet, Company Statement of Accounting Policies and related notes. These financial statements have been prepared under the accounting policies set out therein.

This report is made solely to the Company's members, as a body, in accordance with Section 193 of the Companies Act 1990. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditor

The directors' responsibilities for preparing the Annual Report and the Group financial statements in accordance with applicable law and EU IFRS, and for preparing the Company financial statements in accordance with applicable law and the accounting standards issued by the Accounting Standards Board and promulgated by the Institute of Chartered Accountants in Ireland (Generally Accepted Accounting Practice in Ireland), are set out in the Statement of Directors' Responsibilities on page 34.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and have been properly prepared in accordance with the Companies Acts, 1963 to 2006 and whether, in addition, the Group financial statements have been properly prepared in accordance with Article 4 of the IAS Regulation. We also report to you our opinion as to: whether proper books of account have been kept by the Company; whether at the balance sheet date, there exists a financial situation requiring the convening of an extraordinary general meeting of the Company; and whether the information given in the Directors' Report is consistent with the financial statements. In addition, we state whether we have obtained all the information and explanations necessary for the purposes of our audit and whether the Company balance sheet is in agreement with the books of account.

We also report to you if, in our opinion, any information specified by law or the Listing Rules of the Irish Stock Exchange regarding directors' remuneration and directors' transactions is not disclosed and, where practicable, include such information in our report.

We review whether the Corporate Governance Statement reflects the Company's compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Irish Stock Exchange, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. The other information comprises only the Financial Highlights, the Chairman's Statement, the Review of Business Operations, the Financial Review, the Directors' Report, the Corporate Governance Statement, and the Report on Directors' Remuneration. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's and Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Independent auditor's report to the members of IAWS Group, plc (continued)

Opinion

In our opinion

- the Group financial statements give a true and fair view, in accordance with EU IFRS, of the state of the Group's affairs as at 31 July 2007 and of its profit for the year then ended;
- the Group financial statements have been properly prepared in accordance with the Companies Acts, 1963 to 2006 and Article 4 of the IAS Regulation;
- the Company financial statements give a true and fair view, in accordance with Generally Accepted Accounting Practice in Ireland, of the state of the Company's affairs as at 31 July 2007; and
- the Company financial statements have been properly prepared in accordance with the Companies Acts, 1963 to 2006.

We have obtained all the information and explanations which we consider necessary for the purposes of our audit. In our opinion proper books of account have been kept by the Company. The Company balance sheet is in agreement with the books of account.

In our opinion the information given in the Directors' Report is consistent with the financial statements.

The net assets of the Company, as stated in the Company balance sheet, are more than half of the amount of its called-up share capital and, in our opinion, on that basis there did not exist at 31 July 2007 a financial situation which under Section 40 (1) of the Companies (Amendment) Act, 1983 would require the convening of an extraordinary general meeting of the Company.

KPMG
Chartered Accountants
Registered Auditor
Dublin

24 September 2007

Group income statement

for the year ended 31 July 2007

	Notes	Pre-exceptional 2007 €'000	Exceptional 2007 €'000	Total 2007 €'000	Pre-exceptional 2006 €'000	Exceptional 2006 €'000	Total 2006 €'000
Revenue	1	1,907,619	-	1,907,619	1,557,305	-	1,557,305
Cost of sales		(1,416,507)	-	(1,416,507)	(1,204,238)	-	(1,204,238)
Gross profit		491,112	-	491,112	353,067	-	353,067
Operating costs, net	2	(344,664)	22,732	(321,932)	(241,252)	1,347	(239,905)
Operating profit before amortisation of intangible assets	1	146,448	22,732	169,180	111,815	1,347	113,162
Amortisation of intangible assets	14	(15,927)	-	(15,927)	(7,100)	-	(7,100)
Operating profit		130,521	22,732	153,253	104,715	1,347	106,062
Share of profit of associates and joint venture	6	26,656	-	26,656	25,653	-	25,653
Profit before financing costs		157,177	22,732	179,909	130,368	1,347	131,715
Financing income	3	6,609	-	6,609	4,964	-	4,964
Financing costs	3	(36,708)	-	(36,708)	(18,893)	-	(18,893)
Profit before tax		127,078	22,732	149,810	116,439	1,347	117,786
Income tax expense	9	(17,514)	(8,823)	(26,337)	(17,800)	(857)	(18,657)
Profit for the financial year		109,564	13,909	123,473	98,639	490	99,129
Attributable as follows:							
Equity shareholders				122,995			98,798
Minority interest	29			478			331
				123,473			99,129
Basic earnings per share	11			97.22c			78.68c
Diluted earnings per share	11			96.04c			77.77c

Group statement of recognised income and expense

for the year ended 31 July 2007

	Notes	2007 €'000	2006 €'000
Items of income and expense recognised directly in equity			
Foreign exchange translation adjustment		**(4,063)**	(57)
Share of associates' foreign exchange translation adjustment		**1,684**	524
Actuarial gain on Group and associate defined benefit pension schemes		**12,594**	4,811
Deferred tax effect of actuarial gain		**(1,095)**	(469)
(Losses)/gains relating to cash flow hedges		**(1,952)**	174
Deferred tax effect of cash flow hedges		**712**	(40)
Revaluation gains on properties transferred to investment properties		**140,129**	-
Deferred tax effect of revaluation gains on properties transferred to investment properties		**(25,502)**	-
Net income recognised directly in equity		**122,507**	4,943
Profit for the financial year		**123,473**	99,129
Total recognised income for the year		**245,980**	104,072
Attributable as follows:			
Equity shareholders	28	**244,933**	103,720
Minority interest	29	**1,047**	352
Total recognised income and expense for the year		**245,980**	104,072

Group balance sheet

as at 31 July 2007

ASSETS	Notes	2007 €'000	2006 €'000
Non current assets			
Property, plant and equipment	12	**356,493**	308,388
Investment properties	13	**165,473**	-
Goodwill and intangible assets	14	**784,481**	334,024
Investments in associates and joint venture	15	**169,005**	159,221
Other investments	16	**204**	203
Deferred tax assets	25	**14,689**	8,474
Total non current assets		**1,490,345**	810,310
Current assets			
Inventory	17	**137,646**	88,539
Trade and other receivables	18	**240,451**	206,178
Derivative financial instruments	23	**734**	1,532
Cash and cash equivalents	21	**86,059**	74,556
Total current assets		**464,890**	370,805
TOTAL ASSETS		**1,955,235**	1,181,115

Group balance sheet (continued)

as at 31 July 2007

EQUITY	Notes	2007 €'000	2006 €'000
Called up share capital	27	**38,174**	37,856
Share premium	28	**57,001**	51,899
Retained earnings and other reserves	28	**620,922**	388,071
Total equity attributable to equity shareholders of parent		**716,097**	477,826
Minority interest	29	**50,631**	2,910
TOTAL EQUITY		**766,728**	480,736
LIABILITIES			
Non current liabilities			
Interest bearing loans and borrowings	22	**527,684**	285,945
Employee benefits	26	**8,705**	8,876
Deferred government grants	24	**2,929**	3,006
Other payables	19	**350**	345
Deferred tax liabilities	25	**147,041**	49,902
Provisions	20	**45,089**	28,878
Total non current liabilities		**731,798**	376,952
Current liabilities			
Interest bearing borrowings	22	**37,958**	5,136
Trade and other payables	19	**383,065**	299,570
Corporation tax payable		**31,741**	13,832
Derivative financial instruments	23	**3,945**	747
Provisions	20	**-**	4,142
Total current liabilities		**456,709**	323,427
TOTAL LIABILITIES		**1,188,507**	700,379
TOTAL EQUITY AND LIABILITIES		**1,955,235**	1,181,115

Group cash flow statement

for the year ended 31 July 2007

	Notes	2007 €'000	2006 €'000
Cash flows from operating activities			
Profit before tax		**149,810**	117,786
Financing costs, net		**30,099**	13,929
Share of profit of associates and joint venture		**(26,656)**	(25,653)
Exceptional items	2	**(22,732)**	(1,347)
Depreciation of property, plant and equipment	12	**33,451**	27,631
Amortisation of intangible assets	14	**15,927**	7,100
Amortisation of government grants	24	**(79)**	(354)
Employee share-based payment charge	8	**6,007**	1,550
Foreign exchange gains		**(1,836)**	(684)
Special pension contribution	26	**-**	(23,496)
Operating profit before changes in working capital		**183,991**	116,462
(Increase) in inventory		**(22,740)**	(84)
Decrease/(increase) in trade and other receivables		**14,241**	(32,124)
Increase in trade and other payables		**11,814**	21,189
Cash generated from operating activities		**187,306**	105,443
Interest paid		**(29,547)**	(11,880)
Income tax paid		**(9,371)**	(11,583)
Net cash inflow from operating activities		**148,388**	81,980

Group cash flow statement (continued)

for the year ended 31 July 2007

	Notes	2007 €'000	2006 €'000
Cash flows from investing activities			
Proceeds from sale of property, plant and equipment		**1,912**	4,448
Purchase of property, plant and equipment			
- ongoing		**(11,710)**	(7,910)
- new investments		**(89,007)**	(67,947)
Proceeds from disposal of business		**1,031**	-
Acquisition of subsidiaries and businesses, net of cash acquired		**(442,449)**	(2,644)
Purchase of intangible assets		**(12,984)**	-
Cash received on dilution of Origin Enterprises plc, net		**97,521**	-
Insurance proceeds, net		**6,118**	-
Disposal of other investments		**-**	655
Dividends received		**18,000**	19,118
Purchase of minority interest		**(857)**	(1,366)
Investments in associates and joint venture		**-**	(35,061)
Deferred consideration and acquisition costs paid		**(3,571)**	(3,988)
Other		**5**	(480)
Net cash flow from investing activities		**(435,991)**	(95,175)
Cash flows from financing activities			
Proceeds from issue of share capital		**5,420**	8,539
Drawdown of loan capital		**277,528**	67,144
Capital element of finance lease liabilities		**(363)**	(20,453)
Equity dividends paid		**(18,089)**	(16,036)
Receipt from derivative financial instrument		**1,343**	-
Net cash flow from financing activities		**265,839**	39,194
Net (decrease)/increase in cash and cash equivalents		**(21,764)**	25,999
Translation adjustment		**470**	380
Cash and cash equivalents at start of year		**69,798**	43,419
Cash and cash equivalents at end of year	21	**48,504**	69,798

Group statement of accounting policies

for the year ended 31 July 2007

IAWS Group, plc (the "Company") is a company domiciled and incorporated in Ireland. The Group's financial statements for the year ended 31 July 2007 consolidate the individual financial statements of the Company and its subsidiaries (together referred to as the "Group") and show the Group's interest in associates and joint venture using the equity method of accounting.

The individual and Group financial statements of the Company were authorised for issue by the directors on 24 September 2007.

Statement of compliance

As required by European Union (EU) law, the Group financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and their interpretations issued by the International Accounting Standards Board (IASB) as adopted by the EU.

The IFRS adopted by the EU applied by the Group in the preparation of these financial statements are those that were effective at 31 July 2007.

The Group has not applied the following IFRS and International Financial Reporting Interpretations Committee (IFRIC) Interpretations that have been issued but are not yet effective. The directors have formed the opinion that the adoption of these pronouncements will not have a significant effect on the Group financial statements, except for IFRS 7, *Financial Instruments: Disclosures* and Amendment to IAS 1, *Capital disclosures*. Their likely impact is briefly outlined below:

- Amendment to IAS 1, *Capital disclosures* (effective for periods beginning on or after 1 January 2007). This amendment will require additional disclosures regarding the capital structure of the Group;
- IFRS 7, *Financial Instruments: Disclosure* (effective for periods beginning on or after 1 January 2007). This standard updates and extends disclosure requirements of IAS 32 and will require significant additional disclosures relating to risk management policies, processes and financial instruments;
- IFRIC 10, *Interim Financial Reporting and Impairment* (effective for periods beginning on or after 1 November 2006); and
- IFRIC 11, *IFRS 2: Group and Treasury Share Transactions* (effective for periods beginning on or after 1 March 2007).

Basis of preparation

The Group financial statements are prepared on the historical cost basis except that the following assets and liabilities are stated at their fair value: equity investments, investment properties, derivative financial instruments, pension obligations and share-based payments. The financial statements are presented in euro, rounded to the nearest thousand, which is the functional currency of the parent and the majority of the Group's operations.

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

The areas involving a high degree of judgement, complexity, or areas where assumptions and estimates are significant to the Group financial statements, relate primarily to accounting for defined benefit pension schemes, financial instruments, share-based payments, provisions, intangible assets, goodwill impairment and deferred tax.

The accounting policies applied in the preparation of the financial statements for the years ended 31 July 2007 and 2006 are set out below and have been applied consistently over both years.

Basis of consolidation

The Group financial statements reflect the consolidation of the results, assets and liabilities of the parent undertaking and all of its subsidiaries, together with the Group's share of profits/losses of associates and joint venture. Where a subsidiary, associate or joint venture is acquired or disposed of during the financial year, the Group financial statements include the attributable results from or to the effective date when control passes.

Subsidiary undertakings

Subsidiary undertakings are those entities over which the Group has the power to control the operating and financial policies so as to obtain economic benefit from their activities. The amounts included in these financial statements in respect of the subsidiaries are taken from their latest financial statements prepared up to the year end. Where necessary, the accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the Group.

Group statement of accounting policies (continued)

for the year ended 31 July 2007

Basis of consolidation (continued)

Associates and joint venture

Associates are those entities in which the Group has a significant influence over, but not control of, the financial and operating policies. Investments in associates are accounted for using the equity method of accounting. Joint ventures are those entities over whose operating and financial policies the Group exercises control jointly, under a contractual agreement, with one or more parties. Investments in joint ventures are accounted for using the equity method of accounting.

Under the equity method of accounting, the Group's share of the post-acquisition profits or losses of its associates and joint venture is recognised in the income statement. The income statement reflects, in profit before tax, the Group's share of profit after tax of its associates and joint venture in accordance with IAS 28, *Investments in Associates*, and IAS 31, *Interests in Joint Ventures*. The Group's interest in their net assets is included as investments in associates and joint venture in the Group balance sheet at an amount representing the Group's share of the fair value of the identifiable net assets at acquisition plus the Group's share of post acquisition retained income and expenses. The Group's investment in associates and joint venture includes goodwill on acquisition. The amounts included in these financial statements in respect of the post acquisition income and expenses of associates and joint venture are taken from their latest financial statements prepared up to their respective year ends together with management accounts for the intervening periods to the Group's year end. Where necessary, the accounting policies of associates and joint venture have been changed to ensure consistency with the policies adopted by the Group.

Transactions eliminated on consolidation

Intragroup balances and any unrealised gains and losses or income and expenses arising from intragroup transactions, are eliminated in preparing the Group financial statements. Unrealised gains and income and expenses arising from transactions with associates and joint venture are eliminated to the extent of the Group's interest in the entity. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that they do not provide evidence of impairment.

Revenue

Revenue represents the fair value of the sale of goods and services supplied to third parties, after deducting discounts and exclusive of value added tax. Revenue is recognised when the significant risks and rewards of ownership of the goods have passed to the buyer, it is probable that the economic benefits will flow to the Group and the amount of revenue can be measured reliably.

Segmental reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment) or in providing products or services within a particular economic environment (geographic segment), which is subject to risks and returns different from those of other segments.

The Group's primary format for segmental reporting is business segments and the secondary format is geographical segments. The risks and returns of the Group's operations are primarily determined by the different products that the Group sells rather than the geographical location of the Group's operations.

In September 2006, the Group established a new operating company creating a specialist focus around its original core Agri and non Lifestyle Foods businesses. The Group transferred these operations to a new wholly owned subsidiary, Origin Enterprises plc ("Origin"). Accordingly, the Group has revised, in the current period, its three business segments which form the primary format for segmental reporting. These are now Food Europe, Food North America and Origin. The Group's geographic segments are Europe and North America.

Segment assets and liabilities consist of property, plant and equipment, goodwill and intangible assets and other assets and liabilities that can be reasonably allocated to the reported segment. Unallocated assets and liabilities principally include current and deferred income tax balances together with financial assets and liabilities.

Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognised in the income statement as an expense as incurred.

Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalised if the product or process is technically and commercially feasible and the Group has sufficient resources to complete development. The expenditure capitalised includes the cost of materials, direct labour and appropriate proportion of overheads. Other development expenditure is recognised in the income statement as an expense as incurred. Capitalised development expenditure is stated at cost less accumulated amortisation and impairment losses.

Group statement of accounting policies (continued)

for the year ended 31 July 2007

Employee benefits

Pension obligations

Obligations for contributions to defined contribution pension plans are recognised as an expense in the income statement as the related employee service is received. The Group's net obligation in respect of defined benefit pension plans is calculated, separately for each plan, by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine the present value, and the fair value of any plan assets is deducted. The discount rate is the yield at the balance sheet date on high quality corporate bonds that have maturity dates approximating the terms of the Group's obligations. The calculation is performed by a qualified actuary using the projected unit credit method. Actuarial gains and losses are recognised in the statement of recognised income and expense. Current and past service costs, interest on scheme liabilities and expected return on assets are recognised in the income statement.

Equity settled compensation

During the year, the Group established both the "IAWS Long Term Incentive Plan 2006" (the "IAWS Plan") and the "Origin Long Term Incentive Plan 2006" (the "Origin Plan").

The "1997 Share Option Scheme" expired during the year. The Group continues to recognise a share-based payments expense in respect of share options granted under the scheme in previous years.

All equity instruments granted under the IAWS Plan, the Origin Plan and the 1997 Share Option Scheme are equity settled share-based payments as defined in IFRS 2, *Share-based Payment*. The fair value of equity instruments granted is recognised as an expense with a corresponding increase in equity. The fair value is measured at grant date and spread over the period during which the employees become unconditionally entitled to the equity instrument. The fair value of the equity instruments granted is measured using an approved model, taking into account the terms and conditions under which the equity instruments were granted. The plans and share option scheme are each subject to a non-market vesting condition and, therefore, the amount recognised as an expense is adjusted to reflect the actual number of equity instruments that vest.

Group Executive Incentive and Retention Plan

The Group operates an incentive and retention plan for executives. The plan operates on an individual basis by providing contingent entitlement to a lump sum award referable to reckonable salary. Awards are applied through the purchase of shares in the Group to be held by a trustee for the benefit of individual participants for a 3 to 5 year period. The costs associated with the plan are written off to the income statement on a straight-line basis over the relevant period.

Taxation

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case the related tax is recognised in equity.

Current income tax is the expected tax payable on the taxable income for the year, using tax rates and laws that have been enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred income tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred income tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. If the deferred income tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction does not affect accounting or taxable profit or loss, it is not recognised. Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and joint venture, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

A deferred income tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be recovered. Deferred income tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Foreign currency

Transactions in foreign currencies are translated at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to functional currency at the foreign exchange rate ruling at that date. Foreign exchange differences arising on translation are recognised in the income statement.

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated to euro at the foreign exchange rates ruling at the balance sheet date. The revenues and expenses of foreign operations are translated to euro at the actual rates when the transactions occurred. Foreign exchange differences arising on translation of the net assets of a foreign operation are recognised directly in equity, in a translation reserve.

Group statement of accounting policies (continued)

for the year ended 31 July 2007

Foreign currency (continued)

Exchange gains or losses on long term intra-group loans and on foreign currency borrowings, used to finance or provide a hedge against Group equity investments in non-euro denominated operations, are taken to the translation reserve to the extent that they are neither planned nor expected to be repaid in the foreseeable future or are expected to provide an effective hedge of the net investment. Any differences that have arisen since 1 August 2004, the date of transition to IFRS, are recognised in the currency translation reserve and are recycled through the income statement on the repayment of the intra-group loan or on disposal of the related business.

Dividends

Dividends are recognised in the period in which they are approved by the Company's shareholders, or in the case of an interim dividend, when it has been approved by the Board of Directors and paid.

Property, plant and equipment

Property, plant and equipment is stated at cost less accumulated depreciation and impairment losses. Other subsequent expenditure is capitalised only when it increases the future economic benefits embodied in the item of property, plant and equipment. All other expenditure including repairs and maintenance costs is recognised in the income statement as an expense as incurred.

Depreciation is calculated to write off the cost less estimated residual value of property, plant and equipment, other than freehold land and assets under construction, on a straight line basis, by reference to the following estimated useful lives:

Buildings	25 to 50 years
Plant and machinery	3 to 15 years
Motor vehicles	3 to 7.5 years

The residual value of assets, if significant, and the useful life of assets is reassessed annually.

Gains and losses on disposals of property, plant and equipment are recognised on the completion of sale. Gains and losses on disposals are determined by comparing the proceeds received with the carrying amount and are included in operating profit.

Investment properties

Investment property, principally comprising land, is held for capital appreciation. Investment property is stated at fair value. The fair value is based on market value, being the estimated amount for which a property could be exchanged in an arms length transaction. Any gain or loss arising from a change in fair value is recognised in the income statement. When property is transferred to investment property following a change in use, any difference arising at the date of transfer between the carrying amount of the property immediately prior to transfer and its fair value is recognised in equity if it is a gain. Upon disposal of the property, the gain would be transferred to retained earnings. Any loss arising in this manner, unless it represents the reversal of a previously recognised gain, would be recognised immediately in the income statement.

Leased assets

Leases of property, plant and equipment, where the Group has substantially all the risks and rewards of ownership, are classified as finance leases. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased asset or the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are included in interest bearing loans and borrowings. The interest element of the payments is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The asset acquired under the finance lease is depreciated over the shorter of the useful life of the asset or the lease term.

Leases where a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the income statement on a straight line basis over the lease term.

Goodwill

All business combinations are accounted for by applying the purchase method. Goodwill represents amounts arising on acquisition of subsidiaries, associates and joint venture. In respect of acquisitions that have occurred since 1 August 2004, goodwill represents the difference between the cost of the acquisition and the fair value of the net identifiable assets acquired. In respect of acquisitions prior to this date, goodwill is included on the basis of its deemed cost, i.e. original cost less accumulated amortisation from the date of acquisition up to 31 July 2004, which represents the amount recorded under Irish GAAP. Goodwill is now stated at cost or deemed cost less any accumulated impairment losses. In respect of associates and joint venture, the carrying amount of goodwill is included in the carrying amount of the investment.

Intangible assets

Intangible assets acquired as part of a business combination are valued at their fair value at the date of acquisition. These generally include brand and customer related intangible assets.

Where intangible assets are separately acquired they are capitalised at cost. Intangible assets are amortised over the period of their expected useful lives in equal annual instalments.

Intangible assets (continued)

The expected useful lives of intangible assets range from 12 to 25 years.

Computer software that is not an integral part of an item of computer hardware is also classified as an intangible asset. These intangible assets are stated at cost less accumulated amortisation and impairment losses. Cost comprises purchase price and other directly attributable costs. The expected useful life of computer software is 5 years.

Impairment

The carrying amounts of the Group's assets, other than inventories (which are carried at the lower of cost and net realisable value), deferred tax assets (which are recognised based on recoverability), and those financial instruments, which are carried at fair value, are reviewed to determine whether there is an indication of impairment when an event or transaction indicates that there may be, except for goodwill and long life intangibles. If any such indication exists, an impairment test is carried out and the asset is written down to its recoverable amount. Goodwill is tested for impairment annually.

An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then, to reduce the carrying amount of the other assets in the unit on a pro rata basis. An impairment loss, other than in the case of goodwill, is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

Other investments

Other investments are recognised at the fair value of the consideration given inclusive of any acquisition charges arising.

Inventory

Inventory is stated at the lower of cost on a first in, first out basis and net realisable value. Cost includes all expenditure, which has been incurred in the normal course of business in bringing the products to their present location and condition. Net realisable value is the estimated selling price of inventory on hand less all further costs to completion and all costs expected to be incurred in marketing, distribution and selling.

Trade and other receivables and payables

Trade and other receivables and payables are stated at cost less impairments, which approximates fair value given the short-dated nature of these assets and liabilities.

Trade receivables are carried at original invoice amount less an allowance for uncollectible debts. Provision is made when there is objective evidence that the Group may not be in a position to collect the associated debts.

Cash and cash equivalents

Cash and cash equivalents in the balance sheet comprise cash at bank and in hand and call deposits. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.

Financial assets and liabilities

Set out below are the major methods and assumptions used in estimating the fair values of financial assets and liabilities.

Equity investments

When market values are available, fair value is determined by reference to the bid market price for such investments without any deduction for transaction costs. When market values are not available, the fair values have been determined based on expected future cash flows at current interest rates and exchange rates.

Short term bank deposits and cash and cash equivalents

For short term bank deposits and cash and cash equivalents with a remaining maturity of less than one year, the nominal amount is considered to approximate fair value.

Trade and other receivables/payables

For receivables and payables with a remaining life of less than one year or demand balances, the nominal amount is considered to approximate fair value. All other receivables and payables are discounted to determine their fair value.

Derivatives

Forward currency contracts and interest rate swaps are marked to market using quoted market values.

Financial assets and liabilities (continued)

Interest bearing loans and borrowings

For interest bearing loans and borrowings with a contractual repricing date of less than six months, the nominal amount is considered to approximate fair value. For loans with a repricing date of greater than one year, the fair value is calculated based on the expected future principal and interest cash flows, discounted at appropriate current market interest rates.

Finance lease liabilities

Fair value is based on the present value of future cash flows discounted at appropriate current market rates.

Derivative financial instruments

All derivatives are initially recorded at fair value on the date the contract is entered into and subsequently, at reporting dates remeasured to their fair value. The gain or loss arising on remeasurement is recognised in the income statement except where the instrument is a designated hedging instrument.

Derivative financial instruments are used to manage the Group's exposure to foreign currency risk, interest rate risk and commodity price risk through the use of forward currency contracts, interest rate swaps and futures contracts. These derivatives are generally designated as cash flow hedges in accordance with IAS 39. The Group does not enter into speculative derivative transactions.

Cash flow hedges

Subject to the satisfaction of certain criteria, relating to the documentation of the risk, objectives and strategy for the hedging transaction and the ongoing measurement of its effectiveness, cash flow hedges are accounted for under hedge accounting rules. In such cases, any unrealised gain or loss arising on the effective portion of the derivative instrument is recognised in the cash flow hedging reserve, a separate component of equity. Unrealised gains or losses on any ineffective portion of the derivative are recognised in the income statement. When the hedged transaction occurs the related gains or losses in the hedging reserve are transferred to the income statement.

Interest bearing borrowings

Interest bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost, using an effective interest rate method.

Government grants

Grants that compensate the Group for the cost of an asset are shown as deferred income and amortised in the Group income statement by instalments on a basis consistent with the depreciation policy of the relevant assets.

Other grants are credited to the income statement to offset the matching expenditure.

Provisions

A provision is recognised in the balance sheet when the Group has a present legal or constructive obligation as a result of a past event and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Exceptional items

The Group has adopted an income statement format which seeks to highlight significant items within the Group results for the year. The Group believes that this presentation provides a more informative analysis as it highlights one off items. Such items may include significant restructuring costs, profit or loss on disposal or termination of operations, claims, litigation costs and settlements, pension exit costs, profit or loss on disposal of investments and significant impairment of assets. Judgement is used by the Group in assessing the particular items, which by virtue of their scale and nature, should be disclosed in the income statement and related notes as exceptional items.

Notes to the Group financial statements

for the year ended 31 July 2007

1 Segment information

(a) Analysis by business segment

(i) Segment revenue and result

	FOOD EUROPE		FOOD NORTH AMERICA		ORIGIN		UNALLOCATED *		TOTAL GROUP	
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
	€'000	€'000	€'000	€'000	€'000	€'000	€'000	€'000	€'000	€'000
Segment revenue	649,125	601,362	369,131	139,072	889,363	816,871	-	-	1,907,619	1,557,305
Operating profit before exceptional items	66,576	60,494	41,745	16,631	38,127	34,690	-	-	146,448	111,815
Exceptional items	(3,683)	-	(2,783)	(228)	1,146	1,575	28,052	-	22,732	1,347
Operating profit before amortisation of intangible assets	62,893	60,494	38,962	16,403	39,273	36,265	28,052	-	169,180	113,162
Amortisation of intangible assets	(6,882)	(6,114)	(8,248)	(264)	(797)	(722)	-	-	(15,927)	(7,100)
Operating profit	56,011	54,380	30,714	16,139	38,476	35,543	28,052	-	153,253	106,062
Share of profit of associates and joint venture	7,209	6,489	15,773	14,793	3,674	4,371	-	-	26,656	25,653
Profit before financing costs	63,220	60,869	46,487	30,932	42,150	39,914	28,052	-	179,909	131,715

* The Group has allocated neither the gain on dilution of Origin Enterprises plc nor pension exit costs to any business segment

Notes (continued)

1 Segment information (continued)

(a) Analysis by business segment (continued)

(ii) Segment assets

	FOOD EUROPE		FOOD NORTH AMERICA		ORIGIN		TOTAL GROUP	
	2007	2006	2007	2006	2007	2006	2007	2006
	€'000	€'000	€'000	€'000	€'000	€'000	€'000	€'000
Segment assets excluding investments in associates and joint venture	565,040	517,921	715,193	170,678	404,311	248,530	1,684,544	937,129
Investments in associates and joint venture	77,777	74,024	64,707	65,577	26,521	19,620	169,005	159,221
Segment assets	642,817	591,945	779,900	236,255	430,832	268,150	1,853,549	1,096,350
Reconciliation to total assets as reported in Group balance sheet								
Listed investments							204	203
Derivative financial instruments							734	1,532
Cash and cash equivalents							86,059	74,556
Deferred tax assets							14,689	8,474
Total assets as reported in Group balance sheet							1,955,235	1,181,115
(iii) Segment liabilities								
Segment liabilities	203,768	190,846	104,899	23,565	131,471	130,406	440,138	344,817
Reconciliation to total liabilities as reported in Group balance sheet								
Interest bearing loans and borrowings							565,642	291,081
Derivative financial instruments							3,945	747
Income tax and deferred tax liabilities							178,782	63,734
Total liabilities as reported in the Group balance sheet							1,188,507	700,379

Notes (continued)

1 Segment information (continued)

(a) Analysis by business segment (continued)

(iv) Other segment information

	FOOD EUROPE		FOOD NORTH AMERICA		ORIGIN		TOTAL GROUP	
	2007	2006	2007	2006	2007	2006	2007	2006
	€'000	€'000	€'000	€'000	€'000	€'000	€'000	€'000
Depreciation	15,422	14,749	10,502	5,532	7,527	7,350	33,451	27,631
Capital expenditure – property, plant and equipment	66,671	17,941	24,835	27,006	10,187	8,645	101,693	53,592
Capital expenditure – computer related intangibles	725	4,625	581	-	29	69	1,335	4,694
Capital expenditure – brand related intangibles	12,984	-	-	-	-	782	12,984	782
Total capital expenditure	80,380	22,566	25,416	27,006	10,216	9,496	116,012	59,068

(b) Analysis by geographical segment

	EUROPE		FOOD NORTH AMERICA		TOTAL GROUP	
	2007	2006	2007	2006	2007	2006
	€'000	€'000	€'000	€'000	€'000	€'000
Segment revenue	1,538,488	1,418,233	369,131	139,072	1,907,619	1,557,305
Segment assets	1,073,649	860,095	779,900	236,255	1,853,549	1,096,350
Capital expenditure	90,596	32,062	25,416	27,006	116,012	59,068

2 Operating costs

	2007	2006
	€'000	€'000
Distribution expenses	239,138	152,029
Administration expenses	105,211	89,808
Other operating expense/(income)	315	(585)
Exceptional items	(22,732)	(1,347)
	321,932	239,905

2	Operating costs (continued)	2007 €'000	2006 €'000
	Other operating expense/(income) and exceptional items comprise the following net charges/(credits):		
	Other operating expense/(income):		
	Capital grants released to income statement	(79)	(354)
	Other	394	(231)
		315	(585)
	Exceptional items:		
	Gain on dilution of Origin Enterprises plc (i)	(44,197)	-
	Pension exit costs (ii)	16,145	-
	Loss on disposal and termination of operations (iii)	5,162	572
	Loss/(gain) on disposal and impairments of property, plant and equipment	1,314	(1,304)
	Gain on disposal of other investments	-	(615)
	Insurance settlements, other restructuring costs and litigation claim (iv)	(1,156)	-
		(22,732)	(1,347)

(i) Gain on dilution of Origin Enterprises plc

In September 2006, the Group established a new operating company, Origin Enterprises plc ("Origin") and on 3 April 2007, the Group transferred its core Agri and non Lifestyle Foods businesses to Origin. During the year, management purchased ordinary shares in Origin totalling 4.7% of the then allotted share capital. On 5 June 2007, Origin allotted 33.3m shares in an initial public offering. This represented 25% of the enlarged share capital of Origin. The Group recognised a net gain on dilution of Origin of €44.2m being the difference in the proceeds received, net of costs, and the carrying amount of minority interest arising on the initial public offering.

(ii) Pension exit costs

€16.1m of costs were recorded as an exceptional item in the current year in relation to the restructuring of the IAWS Group Defined Benefit Pension Scheme (Note 26).

(iii) Loss on disposal and termination of operations

During the year a loss on disposal of operations was recognised on the disposal of assets in Power Seeds Limited, an Irish based company engaged in the business of seed assembly.

In addition a loss on termination of operations was recognised which consists primarily of provisions and impairments of property, plant and equipment made in respect of the termination of warehousing and distribution operations in the Lifestyle Foods business.

In 2006, the loss on termination of operations consisted primarily of the loss on the disposal of Premier Petfoods Limited.

(iv) Insurance settlement, other restructuring costs and litigation claim

During the year, two facilities operated by the Group suffered fire damage. Contingency plans were implemented and the impact on customers and operations was minimised. The insurance settlement represents the excess of the proceeds over the net book value of the assets destroyed and other restructuring costs incurred. The Group also recorded a charge for a litigation claim during the year.

3 Financing costs

	2007 €'000	2006 €'000
Financing income		
Interest income	(1,048)	(387)
Defined benefit pension obligations: expected return on scheme assets (Note 26)	(5,561)	(4,577)
Total financing (income)	(6,609)	(4,964)
Financing costs		
Interest payable on bank loans and overdrafts	30,480	13,407
Interest payable under finance leases	157	460
Defined benefit pension obligations: interest cost on scheme liabilities (Note 26)	4,733	4,282
Financing charge on deferred consideration	1,338	744
Total financing costs	36,708	18,893
Financing costs, net	30,099	13,929

4 Statutory and other information

Group operating profit was arrived at after charging/(crediting) the following amounts:

	2007 €'000	2006 €'000
Depreciation of property, plant and equipment		
- owned assets	32,987	27,072
- leased assets	464	559
Amortisation of intangible assets	15,927	7,100
Amortisation of government grants	(79)	(354)
Operating lease rentals		
- plant and machinery	2,218	1,526
- other	20,715	12,849
Research and development expenditure	6,483	5,900
Auditor's remuneration for audit services	1,290	974
Auditor's remuneration for non-audit services	1,617	1,197

Notes (continued)

5 Directors' emoluments and interests

Directors' emoluments and interests are given in the Report on directors' remuneration on pages 27 to 33 inclusive in this Annual Report.

6 Group share of associates and joint venture profit after tax

	Associates		Joint venture	
	2007	2006	**2007**	2006
	€'000	€'000	**€'000**	€'000
Group share of:				
Revenue	**253,132**	203,030	**51,820**	52,900
Profit after tax	**10,883**	10,860	**15,773**	14,793

7 Employment

The average number of persons employed by the Group during the year was as follows:

	2007	2006
Sales and distribution	**2,342**	1,702
Production	**2,156**	1,504
Management and administration	**642**	588
	5,140	3,794

Aggregate employment costs of the Group are analysed as follows:

	2007	2006
	€'000	€'000
Wages and salaries	**183,935**	133,252
Social welfare costs	**25,785**	21,783
Pension costs (Note 26)		
- defined benefit schemes – statement of recognised income and expense	**(9,060)**	(4,811)
- defined benefit schemes – income statement*	**12,594**	1,796
- defined contribution schemes	**2,684**	2,228
Share-based payment (Note 8)	**6,007**	1,550
	221,945	155,798

* Consists principally of settlement costs relating to the purchase of annuities for pensioners of the IAWS Group Defined Benefit Pension Scheme

8 Share-based payments

The Group grants equity instruments under the following plans and schemes:

- The 1997 Share Option Scheme
- The Employee Equity Participation Scheme (EEPS) (IAWS Long Term Incentive Plan 2006)
- The Executive Co-Investment Scheme (Matching Scheme) (IAWS Long Term Incentive Plan 2006)
- The Origin Long Term Incentive Plan 2006

The general terms and conditions applicable to the equity instruments granted by IAWS Group, plc and its subsidiaries under the above listed plans are addressed in the Report on directors' remuneration and in this note.

The equity instruments granted to the Group's employees under the above plans are equity-settled share-based payments as defined in IFRS 2, *Share-based Payment*. The IFRS requires that a recognised valuation methodology be employed to determine the fair value of equity instruments granted and stipulates that this methodology should be consistent with methodologies used for the pricing of financial instruments. The expense reported in the Group income statement of €6,007,000 *(2006: €1,550,000)* has been arrived at through applying a recognised valuation model. This expense is made up of the 1997 Share Option Scheme charge of €2,402,000, the EEPS charge of €1,161,000, the Matching Scheme charge of €2,239,000 and the Origin Long Term Incentive Plan charge of €205,000.

(a) The 1997 Share Option Scheme

Impact on income statement

The measurement requirements of IFRS 2 have been implemented in respect of share options that were granted after 7 November 2002 that had not vested at the date of transition of the Company to IFRS (1 August 2005). The expense disclosed in the Group income statement relates to options granted in November 2003 and subsequent years.

	2007 €'000	2006 €'000
Granted in FY 2004	**217**	867
Granted in FY 2005	**-**	-
Granted in FY 2006	**2,185**	683
	2,402	1,550

Details of options granted under the share option scheme

	2007 Weighted exercise price €	**2007 Number of options**	2006 Weighted exercise price €	2006 Number of options
Options outstanding at beginning of year	**10.82**	**5,587,500**	7.40	4,314,000
Granted during the year (i)	**-**	**-**	14.16	2,692,500
Lapsed during the year	**10.98**	**(330,500)**	7.96	(136,000)
Exercised during the year	**7.42**	**(716,750)**	6.67	(1,283,000)
Options outstanding at end of year	**11.35**	**4,540,250**	10.82	5,587,500
Exercisable at end of year	**7.80**	**2,004,750**	6.93	1,874,500

8 Share-based payments (continued)

(i) During the year, employees were not granted any options over the Company's ordinary shares.

In prior year, pursuant to the share option scheme, employees were granted options over 2,692,500 of the Company's ordinary shares. These grants comprised options over 1,320,000 shares and 1,372,500 shares which may be exercised after the expiration of three and five years, respectively, from the dates of grant of those options subject to specified EPS growth targets being achieved. All options granted have a contractual life of ten years.

The weighted average share price on the date options were exercised during the year was €17.78.

Analysis of closing balance – outstanding at the end of the year

	Exercise price	Number of options 2007	Actual remaining life (years) 2007	Number of options 2006	Actual remaining life (years) 2006
Options by exercise price	€2.92	-	-	70,000	0.75
	€3.20	**67,000**	**0.26**	85,000	1.26
	€2.10	**82,000**	**1.18**	106,500	2.18
	€4.70	**5,000**	**2.24**	5,000	3.24
	€6.70	**320,000**	**2.72**	440,000	3.72
	€7.50	**182,000**	**3.25**	277,000	4.25
	€7.40	**100,000**	**3.66**	100,000	4.66
	€7.95	**385,850**	**4.25**	627,000	5.25
	€9.20	**126,000**	**4.71**	164,000	5.71
	€9.15	**736,900**	**6.26**	1,020,500	7.26
	€11.65	**195,000**	**8.22**	195,000	9.22
	€14.36	**2,340,500**	**8.72**	2,497,500	9.72
Total outstanding as at 31 July		**4,540,250**		5,587,500	

Analysis of closing balance – exercisable at end of year

	Exercise price	Number of options 2007	Actual remaining life (years) 2007	Number of options 2006	Actual remaining life (years) 2006
Options by exercise price	€2.92	-	-	70,000	0.75
	€3.20	**67,000**	**0.26**	85,000	1.26
	€2.10	**82,000**	**1.18**	106,500	2.18
	€4.70	**5,000**	**2.24**	5,000	3.24
	€6.70	**320,000**	**2.72**	440,000	3.72
	€7.50	**182,000**	**3.25**	277,000	4.25
	€7.40	**100,000**	**3.66**	100,000	4.66
	€7.95	**385,850**	**4.25**	627,000	5.25
	€9.20	**126,000**	**4.71**	164,000	5.71
	€9.15	**736,900**	**6.26**	-	7.26
Total exercisable as at 31 July		**2,004,750**		1,874,500	

8 Share-based payments (continued)

The weighted average fair values assigned to options granted under the share option scheme, which were computed in accordance with a binomial valuation methodology, were as follows:

	3 year	5 year
	€	€
Granted in FY 2004	2.49	-
Granted in FY 2005	-	-
Granted in FY 2006	2.66	3.69

The fair values of options granted under the share option scheme were determined using the following assumptions:

	FY 2006		FY 2005		FY 2004	
	3 Year	5 Year	3 Year	5 Year	3 Year	5 Year
Weighted average exercise price (€)	13.96	14.36	-	-	9.15	-
Risk-free interest rate (%)	3.58	3.82	-	-	2.00	-
Expected dividend payments over the expected life (%)	1.00	1.00	-	-	1.00	-
Expected volatility (%)	17.44	20.80	-	-	27.00	-
Expected life in years	5	7	-	-	7	-

The expected volatility was determined using the IAWS Group, plc month-end share prices in respect of the three year period preceding the grant of the share options. Share options are granted at market value at the date of grant. The expected life of the options is the average period from the date of grant to the date of exercise.

Other than the assumptions listed above, no other features of option grants were factored into the determination of fair value.

There were no modifications effected to the share option scheme during the course of 2007 and 2006.

(b) EEPS

Under the terms of the EEPS, employees are issued equity entitlements of €0.30 in the Company which will be converted into Ordinary Shares of €0.30 in the Company after the expiration of 3 years. The conversion will only occur upon the receipt of the conversion price from the employee, the happening of specified EPS targets and the employee remaining in employment.

Impact on income statement

	2007	2006
	€'000	€'000
Issued in FY 2007	1,161	-
	1,161	-

8 **Share-based payments (continued)**

Details of equity entitlements issued under the EEPS

	2007 Weighted conversion price €	2007 Number of equity entitlements
Outstanding at beginning of year	-	-
Issued during the year (i)	17.10	970,000
Outstanding at end of year		970,000
Convertible at end of year	-	-

(i) During the year, employees were issued 970,000 equity entitlements in the Company. All equity entitlements granted have a life of ten years.

Analysis of closing balance – outstanding at the end of the year

	Conversion price	Number of equity entitlements 2007	Actual remaining life (years) 2007
Equity entitlement by conversion price	17.10	970,000	9.62
Total outstanding as at 31 July		970,000	

Analysis of closing balance – convertible to Ordinary Shares at end of the year

No equity entitlements are convertible into Ordinary Shares at the end of the year.

The fair values of equity entitlements issued under the scheme were determined using the following assumptions:

	FY 2007
Weighted average conversion price (€)	17.10
Risk-free interest rate (%)	4
Expected dividend payments over the expected life (%)	1
Expected volatility (%)	17
Expected life in years	5.3

The expected volatility was determined using the IAWS Group, plc month-end share prices in respect of the four year period preceding the grant of the equity entitlements. Equity entitlements are issued with a conversion price being the market value at the date of issue.

The expected life of the equity entitlements is the average period from the date of issue to the date of conversion. It was assumed that 20% of vested equity entitlements would be converted each year regardless of share price at conversion. In addition it was assumed that a further 60% of equity entitlements would convert provided that a minimum gain of 25% of the conversion price was achievable.

8 Share-based payments (continued)

(c) Matching Scheme

Under the terms of the Matching Scheme, employees are issued equity entitlements of €0.30 in the Company which will be converted into Ordinary Shares of €0.30 in the Company after the expiration of three years. The conversion will only occur upon the receipt of the conversion price from the employee, the happening of specified EPS targets and the employee remaining in employment.

Impact on income statement

	2007 €'000	2006 €'000
Issued in FY 2007	2,239	-
	2,239	-

Details of equity entitlements issued under the Matching Scheme

	2007 Weighted conversion price €	2007 Number of equity entitlements
Outstanding at beginning of year	-	-
Issued during the year (i)	0.30	405,000
Outstanding at end of year		405,000
Convertible at end of year	-	-

(i) During the year, employees were granted 405,000 equity entitlements in the Company. All equity entitlements granted have a life of ten years.

Analysis of closing balance – outstanding at the end of the year

	Conversion price	Number of equity entitlements 2007	Actual remaining life (years) 2007
Equity entitlements by conversion price	0.30	405,000	9.62
Total outstanding as at 31 July		405,000	

Analysis of closing balance – convertible to Ordinary Shares at end of the year

No equity entitlements are convertible into Ordinary Shares at the end of the year.

The weighted average fair value assigned to equity entitlements issued under the Matching Scheme represents the value of an ordinary share adjusted for the lost dividends between date of issue and vesting date.

8 Share-based payments (continued)

(d) The Origin Long Term Incentive Plan (the "Origin Plan")

Ordinary Share Awards

Under the terms of the Origin Plan, 4,682,134 Ordinary Shares were issued to senior executives during the year. As the consideration paid for these shares equalled their fair value, no additional share-based compensation charge was recorded under IFRS 2, *Share-based Payment*. To retain the Ordinary Shares issued under the terms of the Origin Plan, the senior executives must remain with Origin Enterprises plc for five years and financial targets must be achieved. If the senior executive leaves before the five year period or the financial targets are not achieved, the Ordinary Shares issued under the terms of The Origin Plan may be reacquired by Origin Enterprises plc.

Awards of other Equity Entitlements

Under the terms of the Origin Plan, employees are issued equity entitlements of €0.01 in Origin Enterprises plc which will be converted into Ordinary Shares of €0.01 in the Company after the expiration of 5 years. The conversion will only occur upon the happening of specified EPS targets and the employee remaining in employment.

Impact on income statement

	2007 €'000	2006 €'000
Issued in FY 2007	205	-
	205	-

Details of equity entitlements issued under the Origin Plan

	2007 Weighted conversion price €	2007 Number of equity entitlements
Outstanding at beginning of year	-	-
Issued during the year (i)	0.01	5,140,770
Outstanding at end of year		5,140,770
Convertible at end of year	-	-

(i) During the year, employees were issued 5,140,770 equity entitlements in the Company.

Analysis of closing balance – outstanding at the end of the year

	Conversion price	Number of equity entitlements 2007
Equity entitlements by conversion price	0.01	5,140,770
Total outstanding as at 31 July		5,140,770

Notes (continued)

8 Share-based payments (continued)

Analysis of closing balance – convertible to Ordinary Shares at end of the year

No equity entitlements are convertible into Ordinary Shares at the end of the year.

The weighted average fair value assigned to equity entitlements issued under the Origin Plan was calculated as the fair value of an ordinary share adjusted for the lost dividends between the date of issue and the vesting date.

9 Income tax	**2007**	2006
	€'000	€'000
Current tax:		
Republic of Ireland:		
Corporation tax on profits for the year at 12.5% *(2006: 12.5%)*	**24,109**	5,848
Less: manufacturing relief	**(706)**	(617)
Adjustments in respect of prior years	**(521)**	112
Double taxation relief	**-**	(149)
	22,882	5,194
Overseas:		
Current tax on profit for the year	**4,775**	9,683
Adjustments in respect of prior years	**284**	(381)
	5,059	9,302
Total current tax charge	**27,941**	14,496
Deferred tax:		
Origination and reversal of timing differences	**(2,343)**	4,368
Adjustments in respect of prior years	**739**	(207)
Total deferred tax charge	**(1,604)**	4,161
Income tax expense	**26,337**	18,657

The deferred tax charge for the Group for the year ended 31 July 2007 reflects the impact of the legislated reduction in the UK tax rates from 30% to 28%.

9 Income tax (continued)

Reconciliation of average effective tax rate to applicable tax rate

	2007 €'000	2006 €'000
Profit before tax	**149,810**	117,786
Less share of profits of associates and joint venture	**(26,656)**	(25,653)
	123,154	92,133
Taxation based on Irish corporate rate of 12.5% *(2006: 12.5%)*	**15,394**	11,517
Expenses not deductible for tax purposes	**6,992**	1,502
Higher rates of tax on other income	**411**	1,146
Higher rates of tax on overseas earnings	**4,051**	5,692
Adjustments in respect of prior years	**502**	(476)
Manufacturing relief	**(706)**	(617)
Utilisation of losses forward	**(791)**	(255)
Other items	**484**	148
	26,337	18,657

Movement on deferred tax asset/(liability) recognised directly in equity

	2007 €'000	2006 €'000
Revaluation of property transferred to investment properties	**25,502**	-
Relating to Group employee benefit schemes	**1,095**	(469)
Derivative financial instruments	**(712)**	(40)
	25,885	(509)

10 Dividends

	2007 €'000	2006 €'000
Dividends paid		
2007 interim dividend of 7.510 cent per ordinary share, paid on 20 April 2007	**9,516**	-
2006 final dividend of 6.780 cent per ordinary share, paid on 2 February 2007	**8,573**	-
2006 interim dividend of 6.710 cent per ordinary share, paid on 21 April 2006	-	8,441
2005 final dividend of 6.052 cent per ordinary share, paid on 3 February 2006	-	7,595
Total dividends paid to equity shareholders	**18,089**	16,036

Proposed dividends

It is proposed that a final dividend of 7.80 cent *(2006: 6.780 cent)* per ordinary share will be paid to ordinary shareholders after the balance sheet date. These proposed dividends have not been provided for in the Group balance sheet. The final dividend is subject to approval by the Group's shareholders at the Annual General Meeting.

Notes (continued)

11 Earnings per share

Basic earnings per share

The calculation of basic earnings per share for the year ended 31 July 2007 was based on the profit for the financial year attributable to ordinary shareholders of €122,995,000 *(2006: €98,798,000)* and the weighted average number of ordinary shares outstanding during the year of 126,505,312 *(2006: 125,568,177)* calculated as follows:

	2007	2006
	€'000	€'000
Profit for financial year attributable to equity shareholders	**122,995**	98,798
Weighted average number of ordinary shares		
	'000	'000
Issued ordinary shares at 1 August	**126,188**	124,905
Effect of shares issued during the year	**317**	663
Weighted average number of ordinary shares for the year	**126,505**	125,568
Basic earnings per share	**97.22 cent**	78.68 cent

Diluted earnings per share

The calculation of diluted earnings per share at 31 July 2007 was based on diluted profit for the financial year attributable to ordinary shareholders of €122,964,000 *(2006: €98,798,000)* and the weighted average number of ordinary shares (diluted) outstanding during the year ended 31 July 2007 of 128,040,000 *(2006: 127,037,055)* calculated as follows:

	2007	2006
	€'000	€'000
Profit for financial year attributable to equity shareholders	**122,995**	98,798
Effect on minority interest share of profits due to dilutive effect of Origin equity entitlements	**(31)**	-
Diluted profit for financial year attributable to equity shareholders	**122,964**	98,798
Weighted average number of ordinary shares (diluted)		
	'000	'000
Weighted average number of ordinary shares used in basic calculation	**126,505**	125,568
Effect of equity instruments with a dilutive effect	**1,535**	1,469
Weighted average number of ordinary shares (diluted) for the year	**128,040**	127,037
Diluted earnings per share	**96.04 cent**	77.77 cent

Notes (continued)

11 Earnings per share (continued)

Adjusted basic earnings per share

	2007 '000	2006 '000
Weighted average number of ordinary shares (basic) at 31 July	126,505	125,568

	2007 €'000	2007 Per share € cent	2006 €'000	2006 Per share € cent
Profit for the financial year	122,995	97.22	98,798	78.68
Adjustments:				
Amortisation of intangible assets	15,927	12.59	7,100	5.65
Amortisation of related deferred tax liability	(4,406)	(3.48)	(1,749)	(1.39)
Exceptional items, net of tax	(13,909)	(10.99)	(490)	(0.39)
Adjusted basic earnings per share	120,607	95.34	103,659	82.55

Adjusted fully diluted earnings per share

	2007 '000	2006 '000
Weighted average number of ordinary shares (diluted) at 31 July	128,040	127,037

	2007 €'000	2007 Per share € cent	2006 €'000	2006 Per share € cent
Diluted profit for financial year attributable to equity shareholders	122,964	96.04	98,798	77.77
Adjustments:				
Amortisation of intangible assets	15,927	12.44	7,100	5.59
Amortisation of related deferred tax liability	(4,406)	(3.44)	(1,749)	(1.38)
Exceptional items, net of tax	(13,909)	(10.87)	(490)	(0.38)
Adjusted fully diluted earnings per share	120,576	94.17	103,659	81.60

Notes (continued)

12 Property, plant and equipment

31 July 2007	Land and buildings €'000	Plant and machinery €'000	Motor vehicles €'000	Assets under construction €'000	Total €'000
Cost					
At 1 August 2006	178,074	299,953	3,424	2,089	483,540
Additions	7,455	43,465	228	50,545	101,693
Arising on acquisition (Note 31)	-	72,809	783	-	73,592
Disposals	(4,102)	(24,717)	(1,026)	-	(29,845)
Transfers to investment properties (Note 13)	(30,395)	-	-	-	(30,395)
Impairments	-	(23,038)	-	-	(23,038)
Translation adjustments	(169)	(9,621)	(20)	-	(9,810)
At 31 July 2007	**150,863**	**358,851**	**3,389**	**52,634**	**565,737**
Accumulated depreciation					
At 1 August 2006	29,834	142,810	2,508	-	175,152
Depreciation charge for year	4,282	28,566	603	-	33,451
Arising on acquisition (Note 31)	-	52,959	526	-	53,485
Disposals	(1,427)	(21,213)	(958)	-	(23,598)
Transfers to investment properties (Note 13)	(5,374)	-	-	-	(5,374)
Impairments	-	(20,831)	-	-	(20,831)
Translation adjustments	(124)	(2,897)	(20)	-	(3,041)
At 31 July 2007	**27,191**	**179,394**	**2,659**	**-**	**209,244**
Net book amounts					
At 31 July 2007	**123,672**	**179,457**	**730**	**52,634**	**356,493**
At 31 July 2006	148,240	157,143	916	2,089	308,388

Property, plant and equipment is stated at depreciated historic cost.

12 Property, plant and equipment (continued)

31 July 2006	Land and buildings	Plant and machinery	Motor vehicles	Assets under construction	Total
	€'000	€'000	€'000	€'000	€'000
Cost					
At 1 August 2005	180,718	261,653	5,046	-	447,417
Additions	1,261	49,835	407	2,089	53,592
Arising on acquisition	622	12	-	-	634
Disposals	(4,506)	(9,022)	(2,040)	-	(15,568)
Translation adjustments	(21)	(2,525)	11	-	(2,535)
At 31 July 2006	**178,074**	**299,953**	**3,424**	**2,089**	**483,540**
Accumulated depreciation					
At 1 August 2005	27,617	128,436	3,786	-	159,839
Depreciation charge for year	4,203	22,889	539	-	27,631
Disposals	(1,931)	(8,364)	(1,829)	-	(12,124)
Translation adjustments	(55)	(151)	12	-	(194)
At 31 July 2006	**29,834**	**142,810**	**2,508**	**-**	**175,152**
Net book amounts					
At 31 July 2006	**148,240**	**157,143**	**916**	**2,089**	**308,388**
At 31 July 2005	153,101	133,217	1,260	-	287,578

12 Property, plant and equipment (continued)

Assets held under finance leases

The net book value in respect of assets held under finance leases and accordingly capitalised in property, plant and equipment is as follows:

	Buildings €'000	Plant and equipment €'000	Total €'000
At 31 July 2007	**4,415**	**-**	**4,415**
At 31 July 2006	5,001	141	5,142

Future purchase commitments at 31 July 2007 for property, plant and equipment

	2007 €'000	2006 €'000
Contracted but not provided for in the financial statements	**134,512**	3,420
Authorised by the directors but not contracted for	**24,925**	3,200
Total	**159,437**	6,620

13 Investment properties

	2007 €'000
Balance at beginning of financial year	-
Transfer from property, plant and equipment (Note 12)	25,021
Revaluation	140,129
Other	323
Balance at end of financial year	**165,473**

Investment properties, principally comprising land located in Ireland, are held for capital appreciation.

During the year, the Group conducted a review of its property portfolio, and transferred four sites with a carrying amount of €25,021,000 to investment properties. The Group determined that these properties have significant development potential and are located in areas destined for future development and regeneration.

An independent valuations expert conducted a valuation of the properties, which valued them at €165 million, resulting in the recognition of revaluation gains and deferred tax amounting to €140,129,000 and €25,502,000, respectively. The valuation was on the basis of market value and complies with the requirements of the Valuation and Appraisal Standards (the Red Book) issued under the auspices of the Society of Chartered Surveyors. Market value represents the figure that would appear in a hypothetical contract of sale between a willing buyer and a willing seller in an arms length transaction.

14 Goodwill and intangible assets

31 July 2007		Intangible assets			
	Goodwill	Customer related	Brand	Computer related	Total
	€'000	€'000	€'000	€'000	€'000
Cost					
At 1 August 2006	258,735	26,585	48,229	18,150	351,699
Arising on acquisition (Note 31)	288,828	115,628	69,422	13,825	487,703
Additions	-	-	12,984	1,335	14,319
Disposals	-	-	-	(791)	(791)
Other	(488)	-	-	(460)	(948)
Translation adjustments	(15,735)	(4,824)	(2,897)	(630)	(24,086)
At 31 July 2007	**531,340**	**137,389**	**127,738**	**31,429**	**827,896**
Accumulated amortisation					
At 1 August 2006	-	3,629	5,759	8,287	17,675
Arising on acquisition (Note 31)	-	-	-	11,625	11,625
Amortisation	-	6,741	5,702	3,484	15,927
Disposals	-	-	-	(791)	(791)
Other	-	-	-	(181)	(181)
Translation adjustments	-	(189)	(103)	(548)	(840)
At 31 July 2007	**-**	**10,181**	**11,358**	**21,876**	**43,415**
Net book amounts					
At 31 July 2007	**531,340**	**127,208**	**116,380**	**9,553**	**784,481**
At 31 July 2006	258,735	22,956	42,470	9,863	334,024

14 Goodwill and intangible assets (continued)

31 July 2006		Intangible assets			
	Goodwill	Customer related	Brand	Computer related	Total
	€'000	€'000	€'000	€'000	€'000
Cost					
At 1 August 2005	259,013	26,585	47,447	13,536	346,581
Arising on acquisition	1,862	-	-	-	1,862
Additions	-	-	782	4,694	5,476
Disposals	-	-	-	(48)	(48)
Revision to deferred consideration	124	-	-	-	124
Translation adjustments	(2,264)	-	-	(32)	(2,296)
At 31 July 2006	**258,735**	**26,585**	**48,229**	**18,150**	**351,699**
Accumulated amortisation					
At 1 August 2005	-	1,414	2,623	6,516	10,553
Amortisation	-	2,215	3,136	1,749	7,100
Disposals	-	-	-	(29)	(29)
Translation adjustments	-	-	-	51	51
At 31 July 2006	**-**	**3,629**	**5,759**	**8,287**	**17,675**
Net book amounts					
At 31 July 2006	**258,735**	**22,956**	**42,470**	**9,863**	**334,024**
At 31 July 2005	259,013	25,171	44,824	7,020	336,028

The useful lives of all intangible assets are finite and range from 5 to 25 years depending on the nature of the asset.

14 Goodwill and intangible assets (continued)

Impairment testing on goodwill

No impairment losses have been recognised in respect of the Group's cash generating units in the years ended 31 July 2007 and 2006.

The recoverable amounts of cash generating units are based on value in use calculations. Those calculations use cash flow projections based on expected future operating results and cash flows. The cash flow projections are based on current operating results of the individual cash generating units and a conservative assumption regarding future organic growth. For the purposes of the calculation of value in use, the cash flows are projected over a 5 year period with additional cash flows in subsequent years calculated using a terminal value methodology, unless a shorter period is appropriate to the circumstances of a particular cash generating unit. The cash flows are discounted using appropriate risk adjusted discount rates averaging 8.12% *(2006: 8.37%)*, reflecting the risk associated with the individual future cash flows and the risk free rate. Included in investment in joint venture and associates is goodwill with a carrying amount of €42,796,000 *(2006: €44,657,000)*. This goodwill is subject to annual impairment testing on a similar basis to the goodwill arising in the Group's subsidiaries. Any adverse change in the expected future operational results and cash flows may result in the value in use being less that the carrying value of a business unit and would require that the carrying value of the business unit be impaired and stated at the greater of the value in use or the recoverable amount of the business unit.

Key assumptions include management's estimates of future profitability, replacement capital expenditure requirements, trade working capital investment needs and tax considerations. The term of the discounted cashflow model is a significant factor in determining the fair value of the cash-generating units. The term has been arrived at taking account of the Group's strong financial position, its established history of earnings growth and cash flow generation and its proven ability to pursue and integrate value enhancing acquisitions.

The carrying amount of goodwill is made up primarily of goodwill attributed to cash generating units within the Food Europe and Food North America businesses. Goodwill of €89.8m has been allocated to Groupe Hubert, a cash generating unit within the Food Europe business. Goodwill of €58m has been allocated to La Brea Bakeries and €288.4m has been allocated to Otis Spunkmeyer Inc., both cash generating units within the Food North America business.

15 . **Investments in associates and joint venture**

31 July 2007	Associates		Joint venture		
	Share of net assets	Goodwill	Share of net assets	Goodwill	Total
	€'000	€'000	€'000	€'000	€'000
At 1 August 2006	55,440	38,204	59,124	6,453	159,221
Share of profits after tax	10,883	-	15,773	-	26,656
Dividends received	(1,759)	-	(16,241)	-	(18,000)
Gains/(losses) recognised directly through equity	5,212	-	(28)	-	5,184
Translation adjustments	(1,850)	(1,833)	(345)	(28)	(4,056)
At 31 July 2007	**67,926**	**36,371**	**58,283**	**6,425**	**169,005**
31 July 2006					
At 1 August 2006	36,052	14,282	59,496	6,257	116,087
Investments	10,513	24,548	-	-	35,061
Share of profits after tax	10,860	-	14,793	-	25,653
Dividends received	(2,451)	-	(16,667)	-	(19,118)
Gains recognised directly through equity	524	-	-	-	524
Translation adjustments	(58)	(626)	1,502	196	1,014
At 31 July 2006	**55,440**	**38,204**	**59,124**	**6,453**	**159,221**

The amounts included in these financial statements in respect of the income and expenses of associates and joint venture are taken from their latest financial statements prepared up to their respective year ends together with management accounts for the intervening periods to the Group's year end. Hiestand Holding AG, included within associates, and the joint venture, Cillryan's Bakery Limited, have year ends of 31 December.

The share price of Hiestand Holding AG, which is accounted for using the equity method of accounting, was €1,311 per share at 31 July 2007.

15 Investments in associates and joint venture (continued)

The investment in associates and joint venture (including goodwill) is analysed as follows:

31 July 2007	Associates €'000	Joint venture €'000	Total €'000
Non current assets	97,240	49,904	147,144
Current assets	67,616	19,215	86,831
Non current liabilities	(45,245)	(3,760)	(49,005)
Current liabilities	(51,685)	(7,076)	(58,761)
Net assets	**67,926**	**58,283**	**126,209**
Goodwill	36,371	6,425	42,796
At 31 July 2007	**104,297**	**64,708**	**169,005**

31 July 2006	Associates €'000	Joint venture €'000	Total €'000
Non current assets	46,555	48,471	95,026
Current assets	53,736	19,564	73,300
Non current liabilities	(23,957)	(4,701)	(28,658)
Current liabilities	(20,894)	(4,210)	(25,104)
Net assets	**55,440**	**59,124**	**114,564**
Goodwill	38,204	6,453	44,657
At 31 July 2006	**93,644**	**65,577**	**159,221**

16 Other investments

	2007 €'000	2006 €'000
Balance at 1 August	**203**	242
Disposal	**-**	(40)
Translation adjustment	**1**	1
Balance at 31 July	**204**	203

17 Inventory

	2007 €'000	2006 €'000
Raw materials	**37,433**	12,035
Finished goods	**96,543**	73,020
Consumable stores	**3,670**	3,484
Total inventory at the lower of cost and net realisable value	**137,646**	88,539

18 Trade and other receivables

	2007 €'000	2006 €'000
Trade receivables	**181,144**	160,767
Trade receivables due from associates	**1,420**	1,149
VAT recoverable	**8,485**	5,451
Other receivables	**49,402**	38,811
	240,451	206,178

A total expense of €1,365,000 *(2006: €556,000)* was recognised in the income statement arising from impairment of trade receivables.

19 Trade and other payables

	2007 €'000	2006 €'000
Non current		
Other payables	**350**	345
Current		
Trade payables	**171,723**	159,280
Trade payables due to associates and joint venture	**1,351**	975
Accruals and other payables	**203,099**	133,073
Income tax and social welfare	**3,387**	3,090
Value added tax	**3,505**	3,152
	383,065	299,570

Non current payables are due entirely within five years.

20 Provisions

Provisions comprise the net present value of the amounts expected to be payable in respect of deferred consideration. Residual deferred consideration is due entirely within five years.

	2007	2006
	€'000	€'000
Non current		
Balance at 1 August	**28,878**	31,632
Arising on acquisition	**15,537**	-
Discounting charge	**1,338**	744
Reclassified to current	**-**	(3,481)
Translation adjustment	**(664)**	(17)
Balance at 31 July	**45,089**	28,878
Current		
Balance at 1 August	**4,142**	4,983
Payment of deferred consideration	**(3,571)**	(3,988)
Revision to estimate in respect of previous transactions	**(571)**	(334)
Reclassified from non current	**-**	3,481
Balance at 31 July	**-**	4,142

21 Cash and cash equivalents

In accordance with IAS 7, *Cash Flow Statements*, cash and cash equivalents comprise cash balances held for the purposes of meeting short-term cash commitments and investments which are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value. Bank overdrafts are included within current interest bearing borrowings in the Group balance sheet.

	2007	2006
	€'000	€'000
Cash at bank and in hand	**86,059**	74,556
Bank overdrafts (Note 22)	**(37,555)**	(4,758)
Included in the Group cash flow statement	**48,504**	69,798

Cash at bank and in hand earns interest at floating rates based on daily deposit bank rates. Short-term deposits are made for varying periods of between one day and three months depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates.

Notes (continued)

22 Interest bearing loans and borrowings

The Group policy is to fix a substantial proportion of the Group's medium to long term exposure to interest rates. To achieve this objective, the Group enters into interest rate swaps with a view to changing interest receivable or payable on the Group's underlying cash and borrowings from variable to fixed rates. In addition, the Group has also issued fixed rate private debt. The Group policy is to maintain between 40% and 70% of overall Group average annual borrowings at fixed rates of interest.

During the year, the Group completed a US$450 million Guaranteed Senior Note Private Placement (the "Notes") with UK and US institutions. The Notes have a weighted average tenor of 9.2 years and bear a fixed rate of interest of 5.82% which is payable semi-annually.

Interest bearing loans and borrowings were as follows at 31 July:

	2007	2006
	€'000	€'000
Bank loans and overdrafts	**563,057**	288,131
Finance leases	**2,585**	2,950
Interest bearing loans and borrowings	**565,642**	291,081
Included in current liabilities in the Group balance sheet		
Bank overdrafts (Note 21)	**37,555**	4,758
Finance leases	**403**	378
Current interest bearing loans and borrowings	**37,958**	5,136
Non current interest bearing loans and borrowings	**527,684**	285,945

There is no significant difference between the book values and fair values of interest bearing loans and borrowings.

Guarantees

All Group borrowings are secured by guarantees from IAWS Group, plc and cross guarantees from various companies within the Group. The Group treats these guarantees as insurance contracts and accounts for them as such.

Notes (continued)

22 Interest bearing loans and borrowings (continued)

	2007 €'000	2006 €'000
Repayment schedule – loans and overdrafts		
Within one year	**37,555**	4,758
Between one and two years	**361**	842
Between two and three years	**-**	-
Between three and four years	**-**	-
Between four and five years	**196,889**	282,531
After five years	**328,252**	-
Loans and overdrafts	**563,057**	288,131
Repayment schedule – finance leases		
Within one year	**403**	378
Between one and two years	**399**	376
Between two and three years	**422**	398
Between three and four years	**446**	421
Between four and five years	**470**	445
After five years	**445**	932
Finance leases	**2,585**	2,950

Borrowing facilities

Various borrowing facilities are available to the Group. The undrawn committed facilities available as at 31 July 2007 and 31 July 2006, in respect of which all conditions precedent had been met, expire as follows:

	2007 €'000	2006 €'000
Within one year	**-**	-
Between one and two years	**-**	-
Between two and five years	**699,964**	152,469
After five years	**-**	-
	699,964	152,469

22 Interest bearing loans and borrowings (continued)

Currency profile of interest bearing loans and borrowings

All of the Group's interest bearing loans are borrowed by Group companies whose functional currency is either euro or US dollar. The carrying amounts of the Group's total interest bearing loans and borrowings are denominated in the following currencies:

	2007	2006
	€'000	€'000
Euro	**114,758**	87,305
Sterling	**5,350**	25,068
US dollar	**328,498**	94,697
CAD dollar	**16,311**	24,396
Swiss franc	**100,725**	59,615
	565,642	291,081

The Group's debt bears both floating and fixed rates of interest per the original contract. Certain floating rate debt has been hedged into fixed rate debt through the use of interest rate swaps as identified below:

	Floating rate debt	Impact of derivative financial instruments	Fixed rate debt
	€'000	€'000	€'000
Hedged interest bearing liabilities denominated in:			
Euro	50,000	(730)	49,270
CAD dollar	16,311	(4)	16,307
	66,311	**(734)**	**65,577**
Unhedged interest bearing liabilities			
Bank overdrafts	37,555		
Finance leases	2,585		
Fixed rate loans	328,252		
Variable rate loans	130,939		
Interest bearing liabilities	**565,642**		

Notes (continued)

23 Derivative and other financial instruments

Disclosures in accordance with IAS 32 and IAS 39

Risk exposures

The Group's international operations expose it to different financial risks that include foreign exchange rate risks, credit risks, liquidity risks, commodity price risks and interest rate risks. The Group has a risk management programme in place which seeks to limit the impact of these risks on the financial performance of the Group. The Board has determined the policies for managing these risks. It is the policy of the Board to manage these risks in a non-speculative manner.

Foreign exchange risk

In addition to the Group's operations carried out in euro-zone economies, it also has significant operations in the UK and North America. As a result the Group balance sheet is exposed to currency fluctuations including, in particular, sterling and US dollar movements. The Group manages its balance sheet having regard to the currency exposures arising from its assets being denominated in a wide range of currencies. To this end, where foreign currency assets are funded by borrowing, such borrowing is generally sourced in the currency of the related assets. The Group also hedges a portion of its currency exposure through the use of currency swaps. Transactional exposures arise from sales or purchases by an operating unit in currencies other than the unit's functional currency. The Group requires all its operating units to use forward currency contracts to eliminate the currency exposures on certain foreign currency purchases. The forward currency contracts must be in the same currency as the hedged item.

Credit risk

The Group has detailed procedures for monitoring and managing the credit risk related to its trade receivables.

Interest rate risk

The Group's debt bears both floating and fixed rates of interest per the original contracts. The Group's policy is to maintain between 40% and 70% of overall Group average annual borrowings at fixed rates. This is achieved through the issuing of fixed rate debt or the use of interest rate swaps.

Commodity price risk

The Group purchases and sells certain commodities for its own use and uses derivative contracts to protect itself from movements in price other than exchange differences.

Liquidity risk

The Group's objective is to maintain a balance between flexibility and continuity of funding. The Group's policy is that not more than 40% of total bank borrowing facilities should mature in any proceeding twelve month period. 93% of the Group's total borrowings at the year end will mature between two and twelve years.

Short-term flexibility is achieved through the availability of overdraft facilities totalling €96m. The Group has syndicated loan facilities totalling €950m as well as a US$450m private placement facility.

23 Derivative and other financial instruments (continued)

Accounting for derivatives and hedging activities

The fair value of derivative financial assets and liabilities at the balance sheet date is set out in the following table:

	2007		2006	
	Assets	Liabilities	Assets	Liabilities
	€'000	€'000	€'000	€'000
Cash flow hedges				
Currency forward contracts	-	3,845	-	647
Interest rate swaps	734	-	1,532	-
Not designated as hedges	-	100	-	100
At 31 July 2007	734	3,945	1,532	747

Cash flow hedges

Cash flow hedges are those of highly probable forecasted future income or expenses. In order to qualify for hedge accounting, the Group is required to document the relationship between the item being hedged and the hedging instrument and demonstrate, at inception, that the hedge relationship will be highly effective on an ongoing basis. The hedge relationship must be tested for effectiveness on subsequent reporting dates.

Not designated as hedges

In 2006 the Group entered into an agreement with the Co-Founder of Cuisine de France, Ronan McNamee, under which he has been granted the option to take ownership of a Group subsidiary which currently owns facilities and land at Tallaght. The option cannot be exercised before the year ending 31 July 2009. If the option is exercised, the amount paid to acquire the subsidiary will equate to €48 million plus 50% of the increase in the market value of the land at the date of exercise. As at 31 July 2007, the fair value of the option is not significantly different from its carrying amount.

Effective interest rates

In respect of interest bearing liabilities, the following table sets out the effective interest rates at 31 July:

	2007		2006	
	Carrying amount €'000	Effective interest rate %	Carrying amount €'000	Effective interest rate %
Interest bearing borrowings	525,502	5.16	283,373	3.85
Bank overdrafts	37,555	4.87	4,758	4.07
Finance lease liabilities	2,585	5.72	2,950	5.20
At 31 July	565,642	5.14	291,081	3.87

There are no significant differences between the book values and fair values of other financial assets or liabilities.

24 Government grants

	2007 €'000	2006 €'000
At 1 August	**3,006**	3,359
Translation adjustment	**2**	1
	3,008	3,360
Released to Group income statement	**(79)**	(354)
At 31 July	**2,929**	3,006

25 Deferred tax

The deductible and taxable temporary differences at the balance sheet date in respect of which deferred tax has been recognised are analysed as follows:

	2007 €'000	2006 €'000
Deferred tax assets (deductible temporary differences)		
Pension related	**1,811**	1,844
Financing related	**3,156**	678
Property, plant and equipment	**323**	569
Employee compensation	**2,405**	2,815
Other deductible temporary differences	**6,994**	2,568
Total	**14,689**	8,474
Deferred tax liabilities (taxable temporary differences)		
Pension related	**(269)**	-
Property, plant and equipment	**(31,049)**	(27,319)
Investment properties	**(25,502)**	-
Intangible assets	**(90,155)**	(22,362)
Financing related	**-**	(128)
Other	**(66)**	(93)
Total	**(147,041)**	(49,902)

25 Deferred tax (continued)

Movement in temporary differences, during the year, were as follows:

2007	Property, plant & equipment €'000	Investment properties €'000	Intangible assets €'000	Employee compensation €'000	Pension related €'000	Financing related €'000	Other €'000	Total €'000
At 1 August	(26,750)	-	(22,362)	2,815	1,844	550	2,475	(41,428)
Recognised in Group income statement	(4,787)	-	4,092	(2,405)	835	2,101	1,768	1,604
Recognised in Group statement of recognised income and expense	-	(25,502)	-	-	(1,095)	712	-	(25,885)
Arising on acquisition	(731)	-	(74,361)	2,060	-	-	2,756	(70,276)
Foreign exchange and other	1,542	-	2,476	(65)	(42)	(207)	(71)	3,633
At 31 July	(30,726)	(25,502)	(90,155)	2,405	1,542	3,156	6,928	(132,352)

2006	Property, plant & equipment €'000	Intangible assets €'000	Employee compensation €'000	Pension related €'000	Financing related €'000	Other €'000	Total €'000
At 1 August	(27,464)	(23,451)	2,731	4,868	1,057	5,503	(36,756)
Recognised in Group income statement	646	1,042	90	(2,545)	(377)	(3,017)	(4,161)
Recognised in Group statement of recognised income and expense	-	-	-	(469)	(129)	-	(598)
Foreign exchange and other	68	47	(6)	(10)	(1)	(11)	87
At 31 July	(26,750)	(22,362)	2,815	1,844	550	2,475	(41,428)

26 Retirement benefit obligations

The Group operates a number of pension schemes, comprising three defined benefit schemes and a number of defined contribution schemes, with assets held in separate trustee-administered funds.

As at 31 July 2007, IAWS Group, plc is the principal employer of the main IAWS Group Defined Benefit Pension Scheme (the "Scheme"). A number of the Origin Enterprises plc ("Origin") businesses participate in the Scheme. Following the formation of Origin, a plan to restructure the Scheme was approved and was in the final steps of implementation at year end. On completion of the plan, Origin will replace IAWS Group, plc as principal employer, at which stage the scheme will only include active members employed by Origin and the current deferred members of the scheme. All non-Origin members will be transferred to a new defined contribution scheme. In addition, during the year, the Trustees purchased annuities for the Scheme's existing pensioners. This extinguished the Group's liability in the Scheme relating to those pensioners.

An amount of €16,145,000 has been recorded in the Group income statement within exceptional items in relation to the above restructuring.

Under IAS 19, *Employee Benefits*, the total deficit in the Group's defined benefit schemes, including the main scheme, at 31 July 2007 was €6,459,000 *(2006: €6,566,000)*. During the year, the Board approved the funding of the Group pension scheme deficit.

The pension cost expensed in the income statement for the year in respect of the Group's defined benefit schemes was €12,594,000 *(2006: €1,796,000)* and €2,684,000 *(2006: €2,228,000)* in respect of the Group's defined contribution schemes.

Employee benefits included in the Group balance sheet comprises the following:

	2007	2006
	€'000	€'000
Deficit in defined benefit schemes	**6,459**	6,566
Other (a)	**2,246**	2,310
Total	**8,705**	8,876

(a) In 1989, a provision was made to meet pension fund deficiencies in subsidiaries acquired, mostly relating to unfunded pensions. The residual actuarial deficit of €2.2m is being paid over the remaining lifetime of the pensioners.

26 Retirement benefit obligations (continued)

The valuations of the defined benefit schemes used for the purposes of the following disclosures are those of the most recent actuarial valuations carried out from 1 March 2004 to 1 January 2006 and updated to 31 July 2007 by an independent, qualified actuary. The valuations have been performed using the projected unit method.

The main assumptions used by the actuary were as follows:

	2007	2006
Rate of increase in salaries	**4.01%**	4.01%
Rate of increases in pensions in payment and deferred benefits	**2.06%**	2.06%
Discount rate in scheme liabilities	**5.50%**	5.00%
Inflation rate	**2.06%**	2.06%

Assumptions regarding future mortality experience are set based on advice from published statistics and experience. The average life expectancy in years of a pensioner retiring at age 65 is as follows:

	2007	2006
Male	**20.2**	20.2
Female	**23.2**	23.2

The expected long term rate of return on the assets of the schemes were:

	2007	2006
Equities	**7.75%**	7.30%
Bonds	**4.40%**	3.90%
Property	**7.00%**	6.70%
Other	**3.00%**	3.00%

Net pension liability	2007	2006
	€'000	€'000
Market value of scheme assets:		
Equities	**39,751**	60,811
Bonds	**3,354**	19,039
Property	**6,285**	5,345
Other	**279**	4,132
Total market value of assets	**49,669**	89,327
Present value of scheme liabilities	**(56,128)**	(95,893)
Deficit in the schemes	**(6,459)**	(6,566)
Related deferred tax asset	**1,542**	1,537
Net pension liability	**(4,917)**	(5,029)

Notes (continued)

26 Retirement benefit obligations (continued)

Movement in the fair value of scheme assets	2007 €'000	2006 €'000
Fair value of assets at 1 August	89,327	67,878
Expected return on scheme assets	5,561	4,577
Employer contributions	3,641	1,466
Special employer contribution	-	23,496
Employee contributions	499	516
Transfers	(580)	(5,087)
Purchase of annuities	(48,981)	-
Benefit payments	(4,789)	(2,214)
Experience adjustment on scheme assets	4,991	(1,305)
Fair value of assets at 31 July	49,669	89,327

Movement in the present value of scheme obligations	2007 €'000	2006 €'000
Value of scheme obligations at 1 August	(95,893)	(102,421)
Current service cost	(1,389)	(2,091)
Past service cost	(401)	-
Interest on scheme obligations	(4,733)	(4,282)
Employee contributions	(499)	(516)
Transfers	580	5,087
Benefit payments	4,789	2,214
Purchase of annuities	48,981	-
Settlement costs relating to the purchase of annuities	(11,632)	-
Experience adjustment on scheme liabilities	(538)	(1,066)
Effect of changes in actuarial assumptions	4,607	7,182
Value of scheme obligations at 31 July	(56,128)	(95,893)

Movement in net liability recognised in the balance sheet	2007 €'000	2006 €'000
Net liability in schemes at 1 August	(6,566)	(34,543)
Current service cost	(1,389)	(2,091)
Past service cost	(401)	-
Contributions	3,641	24,962
Other finance income	828	295
Actuarial gain	9,060	4,811
Settlement costs relating to the purchase of annuities	(11,632)	-
Net liability in schemes at 31 July	(6,459)	(6,566)

26 Retirement benefit obligations (continued)

Analysis of defined benefit expense recognised in the Group income statement

	2007 €'000	2006 €'000
Current service cost	1,389	2,091
Past service cost	401	-
Settlement costs relating to the purchase of annuities	11,632	-
Non financing expense recognised in Group income statement	13,422	2,091
Expected return on scheme assets	(5,561)	(4,577)
Interest cost on scheme liabilities	4,733	4,282
Included in financing costs	(828)	(295)
Net charge to Group income statement	12,594	1,796
Actual return on pension scheme assets	10,552	3,272

Defined benefit pension expense recognised in the Group statement of recognised income and expense

	2007 €'000	2006 €'000
Actual return less expected return on scheme assets	4,991	(1,305)
Experience losses on scheme liabilities	(538)	(1,066)
Changes in demographic and financial assumptions	4,607	7,182
Actuarial gain	9,060	4,811
Deferred tax effect of actuarial gain	(1,095)	(469)
Actuarial gain recognised in statement of recognised income and expense	7,965	4,342

The cumulative gain recognised in the statement of recognised income and expense since the date of transition to IFRS (1 August 2004) is €4,175,000.

26 Retirement benefit obligations (continued)

History of experience gains and losses:	2007	2006
Difference between expected and actual return on assets		
- Amount (€'000)	**4,991**	(1,305)
- % of scheme assets	**10.0%**	(1.5%)
Experience losses on scheme liabilities		
- Amount (€'000)	**(538)**	(1,066)
- % of scheme liabilities	**(1.0%)**	(1.1%)
Total actuarial gain recognised in statement of recognised income and expense		
- Amount (€'000)	**9,060**	4,811
- % of scheme liabilities	**16.1%**	5.2%

27 Share capital

	2007 '000	2007 €'000	2006 '000	2006 €'000
Authorised				
Ordinary shares of 30 cent each (i)	**228,000**	**68,400**	228,000	68,400
8.5% cumulative redeemable convertible preference shares of €1.20 each (ii)	**-**	**-**	15,000	18,000
Deferred convertible ordinary shares of 30 cent each (iii)	**15,000**	**4,500**	-	-
Total	**243,000**	**72,900**	243,000	86,400
Ordinary shares of 30 cent each - Allotted, called up and fully paid				
At 1 August	**126,188**	**37,856**	124,905	37,471
Issued on exercise of options	**717**	**215**	1,283	385
Total	**126,905**	**38,071**	126,188	37,856
Deferred Convertible Ordinary Shares of 30 cent each – Allotted, partially called and paid up				
Issued during the year (iii)	**1,375**	**103**	-	-

(i) Ordinary shareholders are entitled to dividends as declared and each ordinary share carries equal voting rights at meetings of the Company.

(ii) During the year, the 8.5% cumulative redeemable convertible preference shares of €1.20 each were cancelled.

(iii) During the year, the authorised share capital of the Company was increased by the creation of 15,000,000 Deferred Convertible Ordinary Shares. The holders of the Deferred Convertible Ordinary Shares are not entitled to dividends and have no voting rights at meetings of the Company.

Notes (continued)

28 Statement of changes in shareholders' equity

31 July 2007	Share premium €'000	Cash flow hedge reserve €'000	Re-valuation reserve €'000	Share-based payment reserve €'000	Other reserves €'000	Foreign currency translation reserve €'000	Retained earnings €'000	Total €'000
At 1 August 2006	**51,899**	**735**	**-**	**3,067**	**3,198**	**(630)**	**381,701**	**439,970**
Foreign exchange translation	-	-	-	-	-	(4,063)	-	(4,063)
Group and associate defined benefit pension schemes	-	-	-	-	-	-	12,594	12,594
Deferred tax on Group defined benefit pension schemes	-	-	-	-	-	-	(1,095)	(1,095)
Gains relating to Group and associate cash flow hedges	-	(1,952)	-	-	-	-	-	(1,952)
Deferred tax relating to cash flow hedges	-	712	-	-	-	-	-	712
Revaluation of investment properties	-	-	140,129	-	-	-	-	140,129
Deferred tax relating to revaluation of investment properties	-	-	(25,502)	-	-	-	-	(25,502)
Profit for the period	-	-	-	-	-	-	123,473	123,473
Issue of ordinary shares	5,102	-	-	-	-	-	-	5,102
Share-based payments	-	-	-	6,007	-	-	-	6,007
Dividends paid	-	-	-	-	-	-	(18,089)	(18,089)
Share of associates' other reserve movements	-	-	-	-	-	1,684	-	1,684
	57,001	**(505)**	**114,627**	**9,074**	**3,198**	**(3,009)**	**498,584**	**678,970**
Changes in equity attributable to minority interests								(1,047)
Shareholders' equity at 31 July 2007								**677,923**

Notes (continued)

28 Statement of changes in shareholders' equity (continued)

31 July 2006	Share premium €'000	Cash flow hedge reserve €'000	Share-based payment reserve €'000	Other reserves €'000	Foreign currency translation reserve €'000	Retained earnings €'000	Total €'000
At 1 August 2005	**43,745**	**-**	**1,517**	**3,198**	**(1,097)**	**294,597**	**341,960**
Impact of adoption of IAS 32 and IAS 39	-	711	-	-	-	-	711
Related deferred tax	-	(89)	-	-	-	-	(89)
At 1 August 2005, adjusted	**43,745**	**622**	**1,517**	**3,198**	**(1,097)**	**294,597**	**342,582**
Foreign exchange translation	-	-	-	-	(57)	-	(57)
Group and associate defined benefit pension schemes	-	-	-	-	-	4,811	4,811
Deferred tax on Group defined benefit schemes	-	-	-	-	-	(469)	(469)
Gains relating to Group and associate cash flow hedges	-	174	-	-	-	-	174
Deferred tax relating to cash flow hedges	-	(40)	-	-	-	-	(40)
Profit for the period	-	-	-	-	-	99,129	99,129
Issue of ordinary shares	8,154	-	-	-	-	-	8,154
Share-based payments	-	-	1,550	-	-	-	1,550
Dividends paid	-	-	-	-	-	(16,036)	(16,036)
Share of associates' other reserve movements	-	-	-	-	524	-	524
At 31 July 2006	**51,899**	**756**	**3,067**	**3,198**	**(630)**	**382,032**	**440,322**
Changes in equity attributable to minority interests							(352)
Shareholders' equity at 31 July 2006							**439,970**

Notes (continued)

28 Statement of changes in shareholders' equity (continued)

Other reserves

These reserves comprise €2,118,000 relating to a capital conversion reserve which arose on the renominalisation of the Group's share capital following the introduction of the euro as well as €1,080,000 of other non-distributable reserves.

Share-based payment reserve

This reserve comprises amounts credited to reserves in connection with equity awards less the effect of any exercises of such awards.

Cash flow hedge reserve

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred.

Foreign currency translation reserve

The translation reserve comprises all foreign exchange differences from 1 August 2004, arising from the translation of the net assets of the Group's non-euro denominated operations, including the translation of the profits of such operations from the average exchange rate for the year to the exchange rate at the balance sheet date, net of hedging.

Revaluation reserve

The revaluation reserve relates to revaluation surpluses arising on revaluations of investment property.

Notes (continued)

29 Minority interest

	2007 €'000	2006 €'000
Balance at 1 August	2,910	3,924
Share of profit after tax for the year	478	331
Share of income recognised directly in equity	569	21
Arising on dilution of Origin	47,043	-
Repurchase of minority interest	(393)	(1,366)
Other	24	-
Balance at 31 July	50,631	2,910

During the years ended 31 July 2007 and 2006, the Group repurchased a minority interest held in a subsidiary of the Food Europe business.

30 Commitments under operating leases

Non-cancellable operating lease rentals are payable as set out below. These amounts represent minimum future lease payments, in aggregate, that the Group is required to make under existing lease agreements.

	2007 €'000	2006 €'000
Operating leases which expire:		
Within one year	4,997	6,908
In two to five years	28,946	9,185
After more than five years	26,503	5,092
Balance at 31 July	60,446	21,185

31 Acquisitions

On 2 November 2006, the Group completed the acquisition of 100% of Otis Spunkmeyer Holdings, Inc. ("Otis"), a leading US specialty baked goods business.

Details of net assets acquired and goodwill arising from the business combination are as follows:

	Acquiree's carrying amount	Fair value adjustments	Provisional fair value
	€'000	€'000	€'000
Net assets acquired:			
Property, plant and equipment	20,860	(753)	20,107
Intangible assets	56,042	131,208	187,250
Inventory	27,886	647	28,533
Trade and other receivables	50,406	(543)	49,863
Trade and other payables	(33,481)	(10,105)	(43,586)
Deferred tax	(18,009)	(52,267)	(70,276)
Derivative liabilities	(766)	-	(766)
Corporation tax	1,047	(238)	809
Net assets acquired			**171,934**
Goodwill arising on acquisition			288,364
Consideration			**460,298**
Satisfied by:			
Cash consideration, net			439,546
Bank overdraft acquired			2,903
Deferred purchase consideration			15,537
Accrued acquisition expenses			2,312
			460,298

Post acquisition revenues and operating profit relating to Otis Spunkmeyer amounted to €220,130,000 and €22,147,000, respectively. Goodwill arising on the acquisition of Otis reflects the strategic positioning of the Group in North America.

The Group also acquired holdings in a Food Europe business previously held by third parties. The Group recorded goodwill of €464,000 on the purchase of this minority interest.

32	Contingent liabilities	2007 €'000	2006 €'000
	(a) Government grants repayable if grant conditions are not met	**3,910**	3,910

(b) In order to avail of the exemption under Section 17 of the Companies (Amendment) Act, 1986 the Group has guaranteed the liabilities of certain of its subsidiaries registered in Ireland. Where the Group has entered into financial guarantee contracts to guarantee the indebtedness of such subsidiaries, the Group considers these to be insurance contracts and accounts for them as such. The Group treats the guarantee contract as a contingent liability until such time as it becomes probable that that the Group will be required to make a payment under the guarantee.

(c) The Group and its subsidiaries have given composite guarantee and indemnity to secure obligations of fellow subsidiary undertakings on all sums due: €1,047,000,000 in respect of bank loans, advances and overdrafts, $450,000,000 in respect of the US dollar private placement and €20,000,000 in respect of guarantee and trade finance facilities. The Group considers these to be insurance contracts and accounts for them as such.

33 Related party transactions

In the normal course of business, the Group undertakes arm's length transactions with its associates, joint venture and other related parties. Included in sale of goods below are sales to associates of €71,164,000. A summary of transactions with these related parties during the year are as follows:

	2007 €'000	2006 €'000
Sale of goods	**72,517**	70,969
Purchase of goods	**(7,894)**	(5,903)
Provision of services	**325**	596
Receiving of services	**(5,091)**	(5,013)

The trading balances owing to the Group from related parties were €3,845,000 *(2006: €4,243,000)* and the trading balances owing from the Group to these related parties were €1,949,000 *(2006: €7,769,000)*.

Compensation of key management personnel

For the purposes of the disclosure requirements of IAS 24, *Related Party Disclosures*, the term "key management personnel" (i.e. those persons having authority and responsibility for planning, directing and controlling the activities of the Group) comprises the Board of Directors, which manages the business and affairs of the Group. Full disclosure in relation to the compensation entitlements of the Board of Directors is provided in the Report on directors' remuneration on pages 27 to 33 of this Annual Report.

Notes (continued)

34 Subsequent events

On 30 August 2007, Origin Enterprises plc completed the acquisition of the 50% interest in the Odlum Group ("Odlums") not already owned for a consideration of €35m plus the assumption of related bank debt in Odlums of approximately €22m. Odlums has been accounted for as an associate for the year ended 31 July 2007. The information required by paragraph 67 of IFRS 3, *Business Combinations*, has not been disclosed in this annual report due to the proximity between the date of the completion of the acquisition and the date of approval of the Group financial statements.

35 Significant subsidiaries

A list of all of the Group's principal subsidiary undertakings as at 31 July 2007 is provided on pages 105 to 107 of this Annual Report.

36 Approval of consolidated financial statements

These financial statements were approved by the Board on 24 September 2007.

Company statement of accounting policies

for the year ended 31 July 2007

The following accounting policies have been applied consistently in dealing with items which are considered material in relation to the Company's financial statements.

Basis of preparation

The financial statements are prepared in euro and in accordance with Generally Accepted Accounting Principles under the historical cost convention and comply with financial reporting standards of the Accounting Standards Board, as promulgated by The Institute of Chartered Accountants in Ireland.

In accordance with the Companies Acts, 1963 to 2006 the Company is permitted to take advantage of the exemption in Section 148(8) of the Companies Act 1963 from presenting to its members its Company profit and loss account and related notes that form part of the approved Company financial statements.

Tangible fixed assets

Tangible fixed assets are stated at cost less accumulated depreciation and provisions for impairment.

Freehold land is not depreciated. The charge for depreciation is calculated to write down the cost of other fixed assets including leased assets to their estimated residual values by equal instalments over their expected useful lives which are as follows:

Buildings	25 to 50 years
Fixtures and fittings	3 to 15 years
Motor vehicles	3 to 7.5 years

The carrying value of tangible assets is reviewed for impairment if events or changes in circumstances indicate that the net book amount may not be recoverable.

Investment properties

Investment properties are stated at open market value. Changes in the value of the investment properties are shown in the investment revaluation reserve through the statement of total recognised gains and losses, unless the total of the investment revaluation reserve is insufficient to cover a deficit, in which case the amount by which the deficit exceeds the amount in the investment revaluation reserve is charged in the profit and loss account.

Investments in subsidiaries

Investments in subsidiaries are shown at cost less provisions for impairments in value. Income from financial fixed assets is recognised in the profit and loss account in the year in which it is receivable.

Leased assets

Tangible fixed assets acquired under finance leases are included in the balance sheet at their equivalent capital value and are depreciated over the shorter of the lease term and their useful lives. The corresponding liabilities are recorded as a creditor and the interest element of the finance lease rentals is charged to the profit and loss account on an annuity basis. Operating lease rentals are charged to the profit and loss account on a straight line basis over the lease term.

Employee benefits

The Company makes pension contributions for a substantial number of employees.

For the Company's defined benefit scheme, the difference between the market value of the scheme's assets and the actuarially assessed present value of the scheme's liabilities, calculated using the projected unit credit method, is disclosed as an asset/liability in the balance sheet, net of deferred tax to the extent that it is deemed to be recoverable.

The amount charged to operating profit is the actuarially determined cost of pension benefits promised to employees and earned during the year plus the cost of any benefit improvements granted to members during the year.

The expected return on the pension scheme's assets during the year and the increase in the scheme's liabilities due to the unwinding of the discount during the year are shown as financing costs in the profit and loss account. Any difference between the expected return on assets and that actually achieved, and any changes in the liabilities due to changes in assumptions or because actual experience during the year was different to that assumed, are recognised as actuarial gains and losses in the statement of total recognised gains and losses.

Taxation

Current tax is provided on the Company's taxable profits, at amounts expected to be paid using the tax rates and laws that have been enacted or substantially enacted by the balance sheet date.

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date, as required by FRS 19, *Deferred tax*. Provision is made at the rates expected to apply when the timing differences reverse.

A net deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Company statement of accounting policies (continued)

for the year ended 31 July 2007

Foreign currencies

Transactions in foreign currencies are recorded at the rate ruling at the date of the transactions or at a contracted rate. The resulting monetary assets and liabilities are translated at the balance sheet rate or the contracted rate and the exchange differences are dealt with in the profit and loss account.

Cash flow statement

Under the provisions of FRS 1, *Cash Flow Statements*, a cash flow statement has not been prepared as the published Group financial statements, in which the Company's results are consolidated, include a cash flow statement.

Related party transactions

Under the exemption granted by FRS 8, *Related Party Disclosures*, the Company, as a member of a group which publishes Group financial statements in which the Company's results are consolidated, is not required to, and does not, disclose transactions with fellow members, associates and joint venture of that Group.

Dividends

Dividends are recognised in the period in which they are approved by the Company's shareholders and paid, or in the case of an interim dividend, when it has been approved by the Board of Directors and paid.

Share-based payment

The fair value of equity instruments granted under the Company's 1997 Share Option Scheme and Long Term Incentive Plan 2006 is recognised as an expense with a corresponding increase in equity. The fair value is measured at grant date and spread over the period during which the employees become unconditionally entitled to the equity instruments. The fair value of the equity instruments granted is measured using an approved model, taking into account the terms and conditions upon which the equity instruments were granted. The scheme is subject to a non-market vesting condition and, therefore, the amount recognised as an expense is adjusted to reflect the actual number of equity instruments that vest.

Company balance sheet

as at 31 July 2007

	Notes	2007	2006
		€'000	€'000
Fixed assets			
Tangible assets	1	2,272	18,508
Investment properties	2	-	-
Investments in subsidiaries	3	149,803	123,228
		152,075	141,736
Current assets			
Debtors	4	371,154	156,848
Cash at bank and on hand		1,038	1
		372,192	156,849
Creditors: amounts falling due within one year	5	(35,159)	(20,972)
Net current assets		337,033	135,877
Net assets before post employment liabilities		489,108	277,613
Post employment liabilities	6	(3,930)	(2,247)
Net assets		485,178	275,366
Capital and reserves			
Called up share capital	7	38,174	37,856
Share premium	8	57,001	51,899
Profit and loss account and other reserves	8	390,003	185,611
Shareholders' funds		485,178	275,366

Notes to the Company balance sheet

for the year ended 31 July 2007

1 Tangible assets

	Land and buildings	Fixtures and fittings	Total
	€'000	€'000	€'000
Cost			
At 1 August 2006	17,528	1,471	18,999
Additions	-	786	786
Transfers to investment properties	(16,751)	-	(16,751)
At 31 July 2007	**777**	**2,257**	**3,034**
Depreciation			
At 1 August 2006	83	408	491
Charge for year	16	255	271
At 31 July 2007	**99**	**663**	**762**
Net book amounts			
At 31 July 2007	**678**	**1,594**	**2,272**
At 31 July 2006	17,445	1,063	18,508

2 Investment properties

	2007
	€'000
Balance at beginning of financial year	-
Transfer from property, plant and equipment	16,751
Revaluation	52,749
Transfers to subsidiary	(69,500)
Balance at end of financial year	-

Investment properties, principally comprising land located in Ireland, are held for capital appreciation.

During the year, the Company conducted a review of its property portfolio, and transferred sites with a carrying amount of €16,751,000 to investment properties. The Company determined that these properties have significant development potential and are located in areas destined for future development and regeneration.

An independent valuations expert conducted a valuation of the Company's investment properties, which valued the properties at €69.5m. The valuation was on the basis of market value and complies with the requirements of the Valuation and Appraisal Standards (the Red Book) issued under the auspices of the Society of Chartered Surveyors. Market value represents the figure that would appear in a hypothetical contract of sale between a willing buyer and a willing seller in an arm's length transaction.

Subsequent to the revaluation, the company disposed of the properties to a fellow group company.

Notes to the Company balance sheet (continued)

3 Investments in subsidiaries

	€'000
At 1 August 2006	123,228
Additions	91,279
Transfers to fellow group companies	(64,391)
Translation adjustments	(313)
At 31 July 2007	**149,803**

During the year, as part of a group reorganisation, the Company increased its investments in subsidiaries by €26,575,000.

4 Debtors

	2007	2006
	€'000	€'000
Trade debtors	**-**	32
Amounts owed by subsidiaries	**363,151**	150,946
Amounts owed by associates	**28**	28
Other debtors	**7,975**	5,842
	371,154	156,848

Amounts owed by subsidiaries are unsecured, interest free and repayable on demand.

5 Creditors: amounts falling due within one year

	2007	2006
	€'000	€'000
Bank overdrafts	**538**	3,637
Trade creditors	**3,425**	1,303
Accruals and other creditors	**30,108**	14,961
VAT payable	**697**	656
PAYE and PRSI	**391**	415
	35,159	20,972

Notes to the Company balance sheet (continued)

6 Post employment liabilities

The Company operates defined benefit and defined contribution pension schemes with assets held in separate trustee administered funds.

As at 31 July 2007, IAWS Group, plc is the principal employer of the main IAWS Group Defined Benefit Pension Scheme (the "Scheme"). A number of the Origin Enterprises plc ("Origin") businesses participate in the Scheme. Following the formation of Origin, a plan to restructure the Scheme was approved and was in the final steps of implementation at year end. On completion of the plan, Origin will replace IAWS Group, plc as principal employer at which stage the scheme will only include active members employed by Origin and the current deferred members of the scheme. The information in the remainder of this section has been presented to reflect the position when Origin takes over as principal employer.

Under FRS 17, *Retirement benefits*, the total deficit in the Company's defined benefit scheme at 31 July 2007 was €4,442,000 *(2006: €2,568,000)*. The pension cost expensed in the profit and loss account for the year in respect of the Company's defined benefit scheme was €11,599,000 *(2006: €1,273,000)*.

The valuation of the defined benefit scheme used for the purposes of the following disclosures are those of the most recent actuarial valuations carried out on 1 January 2006 and updated to 31 July 2007 by an independent, qualified actuary. The valuations have been performed using the projected unit method.

The main assumptions used by the actuary were as follows:	2007	2006	2005
Rate of increase in salaries	**4.01%**	4.01%	4.01%
Rate of increases in pensions in payment and deferred benefits	**2.06%**	2.06%	2.06%
Discount rate in scheme liabilities	**5.50%**	5.00%	4.45%
Inflation rate	**2.06%**	2.06%	2.06%

The expected long term rate of return on the assets of the scheme was:	2007	2006	2005
Equities	**7.75%**	7.30%	6.72%
Bonds	**4.40%**	3.90%	3.29%
Property	**7.00%**	6.70%	4.75%
Other	**3.00%**	3.00%	3.00%

6 Post employment liabilities (continued)

Net pension liability	2007	2006	2005
	€'000	€'000	€'000
Market value of scheme assets:			
Equities	5,602	55,943	37,846
Bonds	473	16,256	11,839
Property	886	5,345	3,511
Other	39	3,986	251
Total market value of assets	7,000	81,530	53,447
Present value of scheme liabilities	(11,442)	(84,098)	(83,529)
Deficit in the scheme	(4,442)	(2,568)	(30,082)
Related deferred tax asset	512	321	3,690
Net pension liability	(3,930)	(2,247)	(26,392)

Movement in net liability recognised in the balance sheet	2007	2006
	€'000	€'000
Net liability in scheme at 1 August	(2,568)	(30,082)
Current service cost	(386)	(1,725)
Past service cost	(401)	-
Settlement costs relating to the purchase of annuities	(11,632)	-
Contributions	2,477	24,476
Other finance income	820	452
Actuarial gain	1,988	5,582
Other	5,260	(1,271)
Net liability in scheme at 31 July	(4,442)	(2,568)

Notes to the Company balance sheet (continued)

6 **Post employment liabilities (continued)**

Analysis of defined benefit expense recognised in the profit and loss account

	2007	2006
	€'000	€'000
Current service cost	386	1,725
Past service cost	401	-
Settlement costs relating to the purchase of annuities	11,632	-
	12,419	1,725
Expected return on scheme assets	(3,410)	(4,242)
Interest cost on scheme liabilities	2,590	3,790
Included in financing costs	(820)	(452)
Net charge to the profit and loss account	11,599	1,273

Defined benefit pension expense recognised in the statement of total recognised gains and losses

	2007	2006
	€'000	€'000
Actual return less expected return on scheme assets	1,758	(1,482)
Experience losses on scheme liabilities	(770)	(445)
Changes in demographic and financial assumptions	1,000	7,509
Actuarial gain	1,988	5,582
Deferred tax effect of actuarial gain	(249)	(698)
Actuarial gain recognised in statement of total recognised gains and losses	1,739	4,884

Notes to the Company balance sheet (continued)

6 Post employment liabilities (continued)

History of experience gains and losses:	2007	2006	2005	2004
Difference between expected and actual return on assets				
- Amount (€'000)	**(1,758)**	1,482	(4,904)	(2,028)
- % of scheme assets	**(25.1%)**	1.8%	(9.2%)	(4.6%)
Experience losses on scheme liabilities				
- Amount (€'000)	**770**	445	2,188	6,218
- % of scheme liabilities	**6.7%**	0.5%	2.6%	9.0%
Total actuarial (gain)/loss recognised in statement of total recognised gains and losses				
- Amount (€'000)	**(1,988)**	(5,582)	7,206	4,190
- % of scheme liabilities	**(17.4%)**	(6.6%)	8.6%	6.1%

7 Share capital

	2007	2007	2006	2006
	'000	**€'000**	'000	€'000
Authorised				
Ordinary shares of 30 cent each (i)	**228,000**	**68,400**	228,000	68,400
8.5% cumulative redeemable convertible preference shares of €1.20 each (ii)	**-**	**-**	15,000	18,000
Deferred convertible ordinary shares of 30 cent each (iii)	**15,000**	**4,500**	-	-
Total	**243,000**	**72,900**	243,000	86,400
Ordinary shares of 30 cent each – Allotted, called up and fully paid				
At 1 August	**126,188**	**37,856**	124,905	37,471
Issued on exercise of options	**717**	**215**	1,283	385
Total	**126,905**	**38,071**	126,188	37,856
Deferred Convertible Ordinary Shares of 30 cent each – Allotted, partially called and paid up				
Issued during the year (iii)	**1,375**	**103**	-	-

(i) Ordinary shareholders are entitled to dividends as declared and each ordinary share carries equal voting rights at meetings of the Company.

(ii) During the year, the 8.5% cumulative redeemable convertible preference shares of €1.20 each were cancelled.

(iii) During the year, the authorised share capital of the Company was increased by the creation of 15,000,000 Deferred Convertible Ordinary Shares. The holders of the Deferred Convertible Ordinary Shares are not entitled to dividends and have no voting rights at meetings of the Company.

Notes to the Company balance sheet (continued)

8 Movement on reserves

	Share premium €'000	Share-based payment reserve €'000	Other reserves €'000	Re-valuation reserve €'000	Retained earnings €'000	Total €'000
At 1 August 2006	**51,899**	**3,067**	**2,118**	**-**	**180,426**	**237,510**
Actuarial gain on post employment liabilities	-	-	-	-	1,988	1,988
Deferred tax on actuarial gain on post employment liabilities	-	-	-	-	(249)	(249)
Revaluation of investment properties	-	-	-	52,749	-	52,749
Deferred tax on revaluation of investment properties	-	-	-	(10,295)	-	(10,295)
Profit for the period attributable to equity holders	-	-	-	-	172,488	172,488
Issue of ordinary shares	5,102	-	-	-	-	5,102
Share-based payments	-	5,800	-	-	-	5,800
Dividends paid	-	-	-	-	(18,089)	(18,089)
At 31 July 2007	**57,001**	**8,867**	**2,118**	**42,454**	**336,564**	**447,004**

9 Financial guarantee contracts

In order to avail of the exemption under Section 17 of the Companies (Amendment) Act, 1986 the Company has guaranteed the liabilities of certain of its subsidiaries registered in Ireland. Where the Company has entered into financial guarantee contracts to guarantee the indebtedness of such subsidiaries, the Company considers these to be insurance contracts and accounts for them as such.

The Company is party to cross guarantees on Group borrowings. These are treated as insurance contracts and accounted for as such.

10 Share-based payment

The Company grants equity instruments under the "1997 Share Option Scheme" and the "IAWS Long Term Incentive Plan 2006". All disclosures relating to the plan are made in Note 8 (a), (b) and (c) to the Group financial statements.

11 Dividends

The Company paid dividends during the year. All disclosures relating to dividends are made in Note 10 to the Group financial statements.

Notes to the Company balance sheet (continued)

12 Statutory and other information

	2007 €'000	2006 €'000
Auditor's remuneration for audit services	15	13
Profit for the financial year	172,488	33,131

Substantially all the Group audit fee is recharged by the Company to its subsidiaries.

13 Employment

The average number of persons employed by the Company during the year was as follows:

	2007	2006
Management and administration	42	58

Aggregate employment costs of the Company are analysed as follows:

	2007 €'000	2006 €'000
Wages and salaries	5,876	7,377
Social welfare costs	609	404
Pension costs		
- defined benefit schemes – statement of total recognised gains and losses	(1,988)	(5,582)
- defined benefit schemes – profit and loss account*	11,599	1,273
Share-based payment	5,800	899
	21,896	4,371

* Consists principally of settlement costs relating to the purchase of annuities for pensioners of the IAWS Group Defined Benefit Pension Scheme

14 Approval of financial statements

These financial statements were approved by the Board on 24 September 2007.

Principal subsidiary undertakings

At 31 July 2007 the Company had the following significant subsidiaries, associates and joint venture:

	Name	Nature of business	Group % share	Registered office
(a)	*Food subsidiaries – Ireland*			
	Cuisine de France Limited	Food manufacturing and distribution	100	3
	IAWS Management Services Limited	Management	100	1
	IAWS Technology and Global Services Limited	Research and development	100	1
(b)	*Food subsidiaries – United Kingdom*			
	Cuisine de France (UK) Limited	Food distribution	100	8
	Delice de France, plc	Food manufacturing and distribution	100	12
(c)	*Food subsidiaries – Mainland Europe*			
	Groupe Hubert	Food distribution	100	9
(d)	*Food subsidiaries – United States of America*			
	Cuisine de France, Inc.	Bread distribution	100	10
	La Brea Holdings, Inc.	Bread manufacturing and food distribution	100 (i)	11
	Otis Spunkmeyer, Inc.	Baked goods manufacturing and distribution	100	17
(e)	*Food associate and joint venture*			
	Hiestand Holding AG	Gourmet bakery	32	16
	CillRyan's Bakery Limited	Bread manufacturing and distribution	50	1

(i) The Group holds 97% of the common stock including 100% of the voting common stock of La Brea Bakery Holdings, Inc.

Principal subsidiary undertakings (continued)

	Name	Nature of business	Group % share	Registered office
(f)	*Origin subsidiaries – Ireland*			
	Origin Enterprises plc	Holding company	71.4	1
	Goulding Chemicals Limited	Fertiliser blending and distribution	100	1
	R. & H. Hall Limited	Grain and feed trading	100	1
	Shamrock Foods Limited	Food distribution	100	1
	United Fish Industries Limited	Fish processing	100	1
(g)	*Origin subsidiaries – United Kingdom*			
	Hall Silos Limited	Grain handling	100	5
	IAWS Fertilisers (UK) Limited	Fertiliser blending and distribution	100	2
	IAWS UK Holdings Limited	Holding company	100	6
	SFP (Shetland Fish Products) Limited	Fish processing	50 (ii)	7
	United Fish Industries (UK) Limited	Fish processing	100	13
(h)	*Origin associates*			
	John Thompson and Sons Limited	Provender millers	50	4
	North West Silos Limited	Feed processing	50	14
	Odlum Group	Flour milling	50	15
	West Twin Silos Limited	Silo operation	50	5

(ii) SFP (Shetland Fish Products) Limited is consolidated on the basis of the Group having the power to control the financial and operating policies of this undertaking.

Principal subsidiary undertakings (continued)

Registered offices

1. 151 Thomas Street, Dublin 8, Ireland.
2. Orchard Road, Royston, Hertfordshire SG8 5HW, England.
3. Belgard Square, Tallaght, Dublin 24, Ireland.
4. 35/39 York Road, Belfast BT15 3GW, Northern Ireland.
5. Arnott House, 12-16 Bridge Street, Belfast BT1 1LS, Northern Ireland.
6. Unit 4a, McLean Road, Campsie Real Estate, Londonderry, BT47 3PF, Northern Ireland.
7. Greenwell Place, Aberdeen AB12 3AY, Scotland.
8. Unit 4, Blaris Industrial Estate, Old Hillsborough Road, Lisburn, Co. Antrim, BT 27 5QB, Northern Ireland.
9. Boulevard de Beaubourg, B.P. 22 – Emerainville, 77313 Marne-La-Vallee, Cedex 2, France.
10. 203 North La Salle Street, Suite 1800, Park Ridge, Chicago, Illinois 60601, United States of America.
11. 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808, United States of America.
12. Rubastic Road, Southhall, Middlesex UB2 5LL, England.
13. Gilbey Road, Grimsby, South Humberside DN31 2SL, England.
14. Clarendon House, 23 Clarendon Road, Belfast BT1 3BG, Northern Ireland.
15. Alexandra Road, Dublin 1, Ireland.
16. Ifangstrasse 9-11 / P.O. Box, CH-8952 Schlieren-Zurich, Switzerland.
17. 14490 Catalina Street, San Leandro, CA94577, USA.

The country of registration is also the principal location of activities in each case.

A full list of subsidiaries, associates and joint venture will be filed with the relevant Registrar of Companies.

Directors and other information

Directors

D. Lucey – Chairman
O. Killian – Chief Executive Officer
P. McEniff – Chief Financial Officer
H. Kane – Executive
T. O'Mahony - Executive
D. Buckley
B. Dardis
J. B. Davy
N. Hynes
P. Lynch
D. Martin
W. G. Murphy
P. N. Wilkinson

Secretary

P. Morrissey

Registered office

151 Thomas Street
Dublin 8

Syndicate bankers

ABN AMRO Bank NV
ABN AMRO House
IFSC
Dublin 1

Bank of America, N.A.
5 Canada Square
London E14 5AQ

Bank of Ireland
Lower Baggot Street
Dublin 2

Barclays Bank Ireland plc
47/48 St Stephens Green
Dublin 2

BNP Paribas
5 George's Dock
IFSC
Dublin 1

IIB Bank plc
Sandwith Street
Dublin 2

Ulster Bank Group
George's Quay
Dublin 2

Registrars

Capita Corporate Registrars Plc
Unit 5
Manor Street Business Park
Dublin 7

Stockbrokers

Davy
49 Dawson Street
Dublin 2

Auditor

KPMG
Chartered Accountants
1 Stokes Place
St. Stephen's Green
Dublin 2

END